Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
T +34 915 81 11 00 - **F** +34 915 81 11 34







Madrid, 04 February 2010

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.



Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lupelli
Finance Director

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

PRESS RELEASE



IN 2009, MAPFRE INCREASED ITS ATTRIBUTABLE RESULT, TO €926.8 MILLION

CONSOLIDATED REVENUES EXCEEDED €18.8 BILLION, A 6.3% RISE OVER 2008

WILL ALLOCATE €434.3 MILLION TO DIVIDENDS, A 6.7% RISE OVER 2008

- **The Life, Homeowners' and Health insurance lines in Spain as well as the international business drive the Group's growth**
- **Maintains its clear leading position in the Spanish market and in Non-Life insurance lines in Latin America**
- **Premiums have increased 9.1%, to €15,606.8 million**
- **The International business contributes 51% of premiums and 34% of results**
- **Equity has increased 24.1% to €7,093.8 million, while net debt decreased by €980 million**
- **Agreements have been signed with Banco do Brasil, Grupo Mundial (Panama) and Finibanco Vida (Portugal), which will enhance international growth**

Mr. José Manuel Martínez, Chairman of MAPFRE, presented today the Group's 2009 results, which show the strength of its business and allow it to start the new year with a solid financial position. MAPFRE closed 2009 with excellent results, achieving an attributable result of €926.8 million, an increase of nearly 3% over the previous year; reducing its debt by over €980 million and increasing its equity by over €1,377 million (24.1%).


MAPFRE

1.- Business development and results:

Revenues (€18,830 million) are 6.3% higher than those of the previous year. Insurance and Reinsurance premiums amounted to €15,606.8 million, an increase of 9.1%.

In Spain, total premiums from Direct Insurance and Accepted Reinsurance amounted to €8,144 million. Despite the difficult environment and the increasing competition, MAPFRE still maintains the leading position in the principle business lines in which it operates:

- Premiums at MAPFRE FAMILIAR have exceeded €4,071 million, a 3.4% decrease. It is worth mentioning the growth of the Personal line, which reflects the notable performance in sales of Health insurance (9.1%).

- Life premiums have increased 2.7%, reaching almost €2,570 million, and technical reserves have grown 0.2%. Mutual funds have had a positive performance (+10.5% compared to the market decline) and pension funds under management have increased 10.7%, against the 8.1% increase recorded by the market.

- Premiums from Commercial Insurance have decreased 6.7% to €1,505 million.

The International business, which represents 51% of the Group's total premiums, has grown 22.8%, reaching €8,357 million:

- Premiums at MAPFRE AMÉRICA have exceeded €4,305 million, an increase of 19.3% versus 2008, with noteworthy growth in Brazil, Venezuela and Argentina. In Latin America, MAPFRE has strengthened its leading position in Non-life insurance for the fourth consecutive year, with a 6.9% market share, and has improved its position in Life assurance.

- Premiums at MAPFRE INTERNACIONAL (USA, Portugal, Turkey and the Philippines) amounted to €1,640.9 million, a 46.6% rise.

- Accepted premiums at MAPFRE RE have exceeded €2,053 million, a 15.5% increase, consolidating the company's position among the top 20 reinsurance groups in the World.

- The revenues (premiums and income from the sale of services) of the Assistance business have grown 13.6% to €483.8 million.

At the end of 2009, the total assets managed by the Group approached €43,106 million, a 3.4% increase versus 2008; and total assets under management exceeded €49,573 million, a 3.8% increase.

The 2009 net attributable result was €926.8 million, a figure 2.9% higher than the previous year.

MAPFRE, with presence in 43 countries at the end of 2009, has 35,225 employees and more than 67,854 agents and brokers. The Group, which has one of the largest networks in Spain and Latin America, has 5,806 own branches in the world (3,278 branches in Spain and 2,528 abroad). Furthermore, MAPFRE has signed 1,201 distribution agreements that complement its commercial distribution capacity.

2.- Dividends

The Board of Directors will propose the General Meeting to pay a final dividend of €0.08 gross per share, so that the total amount allocated to dividends will amount to €434.3 million.


MAPFRE

3.- 2010 Structure

During 2009, MAPFRE has reorganised the commercial insurance operating unit, which is now comprised by two specialised companies: MAPFRE EMPRESAS, which will underwrite risks and provide services in the Spanish market; and MAPFRE GLOBAL RISKS, which will be included in the Group's International Direct Insurance Division and will compete worldwide in the coverage of International insurance programmes for multinational customers and other sectors considered to be global (Aviation, Energy and Marine), in coordination with the insurance subsidiaries that operate in the various countries in which the Group has a presence. This reorganisation is a step further in MAPFRE's commitment to achieving a global presence and customer orientation.


MAPFRE

MAIN CONSOLIDATED FIGURES

Results	Million € 2009	Million € 2008	% Var. 09 / 08
GROSS WRITTEN AND ACCEPTED PREMIUMS	**15.606,8**	**14.304,8**	**9,1%**
Non-life	11.900,3	10.890,8	9,3%
Life	3.706,5	3.414,0	8,6%
TOTAL CONSOLIDATED REVENUES	**18.830,4**	**17.710,9**	**6,3%**
RESULTS BEFORE TAX AND MINORITY INTERESTS	**1.446,2**	**1.383,2**	**4,6%**
RESULTS AFTER TAX AND MINORITY INTERESTS	**926,8**	**900,7**	**2,9%**
EARNINGS PER SHARE (euro cents)	**32,5**	**33,1**	**-1,8%**

Balance Sheet	Million € 2009	Million € 2008	% Var. 09 / 08
TOTAL ASSETS	**43.105,8**	**41.689,4**	**3,4%**
MANAGED SAVINGS [(1)]	**24.130,5**	**23.293,0**	**3,6%**
SHAREHOLDERS' EQUITY	**6.165,7**	**4.902,2**	**25,8%**

(1) Includes: Life technical reserves, mutual and pension funds

MAIN FIGURES BY UNITS

Written and accepted premiums	Million € 2009	Million € 2008	% Var. 09 / 08
MAPFRE FAMILIAR	**4.071,9**	**4.215,9**	**-3,4%**
UNIDAD VIDA	**2.567,5**	**2.499,7**	**2,7%**
UNIDAD DE EMPRESAS	**1.504,8**	**1.613,6**	**-6,7%**
TOTAL DOMESTIC BUSINESS	**8.144,2**	**8.329,2**	**-2,2%**
INT´L DIRECT INSURANCE DIVISION	**5.946,3**	**4.727,3**	**25,8%**
MAPFRE AMÉRICA	4.305,4	3.607,9	19,3%
MAPFRE INTERNACIONAL [(2)]	1.640,9	1.119,4	46,6%
MAPFRE RE	**2.053,7**	**1.778,6**	**15,5%**
MAPFRE ASISTENCIA	**357,1**	**301,5**	**18,4%**
TOTAL INTERNATIONAL BUSINESS	**8.357,1**	**6.807,4**	**22,8%**

(2) Includes: USA, Portugal, Turkey and Philippines

Results before tax and minority interests	Million € 2009	Million € 2008	% Var. 09 / 08
MAPFRE FAMILIAR	**588,9**	**676,0**	**-12,9%**
UNIDAD VIDA	**237,4**	**247,7**	**-4,2%**
UNIDAD DE EMPRESAS	**111,6**	**160,1**	**-30,3%**
TOTAL DOMESTIC BUSINESS	**937,9**	**1.083,8**	**-13,5%**
INT´L DIRECT INSURANCE DIVISION	**372,8**	**279,8**	**33,2%**
MAPFRE AMÉRICA	212,5	180,1	18,0%
MAPFRE INTERNACIONAL [(2)]	160,3	99,7	60,7%
MAPFRE RE	**158,9**	**148,0**	**7,4%**
MAPFRE ASISTENCIA	**25,6**	**20,7**	**23,5%**
TOTAL INTERNATIONAL BUSINESS	**557,3**	**448,6**	**24,2%**

(2) Includes: USA, Portugal, Turkey and Philippines

Madrid, 3rd February 2010.

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone 91 581 87 14; 91 581 81 96, fax 91 581 83 82, e-mail: susanadiaz@mapfre.com; joaquinhernandez@mapfre.com)


RECEIVED
2010 FEB 16 A 10: 27

APPENDIX III

INSURANCE COMPANIES

2nd HALF-YEARLY FINANCIAL REPORT CORRESPONDING TO YEAR 2009

END OF REPORTING PERIOD 31/12/2009

I. ISSUER IDENTIFICATION INFORMATION

Corporate name: MAPFRE, S.A.

Legal address:	TAX ID
Paseo de Recoletos, 25. 28004 MADRID	A-08055741

II. COMPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED REGULATORY FILINGS

Explanation of the main changes with respect to previously filed information:
(only to be completed for those conditions stipulated in section B) of the instructions)

III. DECLARATION(S) OF PERSONS ASSUMING REPONSABLITY FOR THE INFORMATION

As far as we are aware, the summary financial annual accounts contained herein, which have been prepared in accordance with the applicable accounting standards, give a true and fair view of the equity, financial situation and results of the company, or those companies included in the consolidation taken as a whole, while the interim management report includes a true and fair analysis of the information required

Observations with respect to previously filed information

Person(s) who assume(s) responsibility for this information

Name/Company name	Position

Date of signing of this half-yearly information by the corresponding administrative body:

IV. SELECTED FINANCIAL INFORMATION

1. INDIVIDUAL BALANCE SHEET (1/2)

(Prepared in accordance with current national accounting criteria)

Thousands Euros

ASSETS		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
1. Cash and other equivalent liquid assets	005	939	36,359
2. Financial assets held for negotiation	010		
3. Other financial assets at reasonable value, with changes in profit and loss account	015		
4. Financial assets available for sale	020		
5. Loans and amounts due	025	53,358	130,449
6. Investments held to maturity	030		
7. Hedging derivatives	035		
8. Participation of Reinsurance in technical provisions	041		
9. Tangible assets and investments:	045	930	876
a) Tangible assets	046	930	876
b) Investments in property, plant and equipment	047		
10. Intangible assets	050	2,010	784
a) Goodwill	051		
b) Acquistion costs of portfolios of policies	053		
c) Other intangible assets	052	2,010	784
11. Equity investments in group and associated companies	055	8,704,069	8,509,564
a) Associated companies	056	309,760	253,448
b) Multigroup companies	057		
c) Group companies	058	8,394,309	8,256,116
12. Tax assets	060	46,461	13,138
a) Current tax assets	061	1,013	
b) Deferred tax assets	062	45,448	13,138
13. Other assets	075	115,581	133,594
14. Assets held for sale	080		
TOTAL ASSETS	100	8,923,348	8,824,764

IV. SELECTED FINANCIAL INFORMATION
1. INDIVIDUAL BALANCE SHEET (2/2)
(Prepared in accordance with current national accounting criteria)

Thousands Euros

LIABILITIES AND EQUITY		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
TOTAL LIABILITIES	170	1,989,560	2,483,774
1. Financial liabilities held for negotiation	110		
2. Other financial liabilities at reasonable value, with changes in profit and loss account	115		
3. Debits	120	1,874,632	2,303,191
a) Subordinated liabilities	121	610,692	713,437
b) Bonds and other negotiable securities	122	285,272	286,786
c) Debits with credit institutions	123	617,052	1,201,987
d) Other debits	124	361,616	100,981
4. Hedging derivatives	130		
5. Technical provisions	131		
a) for unearned premiums	132		
b) for risks in progress	133		
c) for life assurance	134		
d) for outstanding claims	135		
e) for profit sharing and returned premiums	136		
f) other technical provisions	137		
6. Non technical provisions	140	71,106	65,391
7. Tax liabilities	145	43,821	26
a) Current tax liabilities	146	43,821	26
b) Deferred tax liabilities	147		
8. Other liabilities	150		115,166
9. Liabilities linked to assets held for sale	165		
TOTAL NET EQUITY	195	6,933,789	6,340,990
SHARE EQUITY	180	6,933,789	6,340,990
1. Share capital or mutual fund	171	292,271	274,483
a) Declared capital or mutual fund	161	292,271	274,483
b) less: capital not called-up	162		
2. Share premium reserve	172	3,338,720	3,338,720
3. Reserves	173	2,506,854	2,205,388
4. Less: treasury stock and participation in equity	174		
5. Prior years results	178	302,814	131,437
6. Other contributions from partners and mutual members	179		
7. Profit / (loss) for the year	175	693,569	578,342
8 Less: interim dividend	176	(200,439)	(187,380)
9. Other equity instruments	177		
VALUATION ADJUSTMENTS	188		
1. Financial assets available for sale	181		
2. Hedging operations	182		
3. Translation differences	184		
4. Correction for shadow accounting	185		
5. Other adjustments	187		
Subsidies, donations and legacies received	193		
TOTAL LIABILITIES AND EQUITY	200	8,923,348	8,824,764

IV. SELECTED FINANCIAL INFORMATION
2. INDIVIDUAL PROFIT AND LOSS ACCOUNT
(Prepared in accordance with current national accounting criteria)

Thousands Euros

		CURRENT PERIOD (2nd HALF)	PREVIOUS PERIOD (2nd HALF)	ACCUMULATED CURRENT YEAR 31/12/2009	ACCUMULATED PRIOR YEAR 31/12/2008
(+) 1. Net written premiums	201				
(+) 2. Income from tangible assets and investments	202				
(+) 3. Other technical income	203				
(-) 4. Net claims incurred	204				
(+/-) 5. Net variation of other technical provisions	205				
(+/-) 6. Profit sharing and returned premiums	206				
(-) 7. Net operating expenses	207				
(+/-) 8. Other technical expenses	209				
(-) 9. Expenses from tangible assets and investments	210				
A) TECHNICAL RESULT FROM NON-LIFE OPERATIONS (1+ 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	220				
(+) 10. Net written premiums	221				
(+) 11. Income from tangible assets and investments	222				
(+) 12. Income from investments on account of the life policyholders bearing the investment risk	223				
(+) 13. Other technical income	224				
(-) 14. Net claims incurred	225				
(+/-) 15. Net variation of other technical provisions	226				
(+/-) 16. Profit sharing and returned premiums	227				
(-) 17. Net operating expenses	228				
(+/-) 18. Other technical expenses	229				
(-) 19. Expenses from tangible assets and investments	230				
(-) 20. Expenses from investments on account of the life policyholders bearing the investment risk	231				
B) TECHNICAL RESULT FROM LIFE OPERATIONS (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18 + 19 + 20)	240				
C) TECHNICAL RESULT (A + B)	245				
(+) 21. Income from tangible assets and investments	246	888,705	737,541	888,705	737,541
(+) 22. Negative difference on business combinations	250				
(-) 23. Expenses from tangible assets and investments	247	(216,570)	(132,503)	(216,570)	(132,503)
(+) 24. Other income	248	(411,344)	(372,814)	45,648	47,434
(-) 25. Other expenses	249	1,310	100,710	(75,830)	(94,240)
E) RESULT BEFORE TAX (C + 21 + 22 + 23 + 24 + 25)	265	262,101	332,934	641,953	558,232
(+/-) 26. Corporate Income Tax	270	53,909	(15,580)	51,616	20,110
F) RESULT BEFORE TAX FROM ONGOING OPERATIONS (E + 26)	280	316,010	317,354	693,569	578,342
(+/-) 27. Result after tax from discontinued operations	285				
G) RESULT OF THE YEAR (F + 27)	300	316,010	317,354	693,569	578,342
EARNINGS PER SHARE		Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)
Reported	290	0.11	0.12	0.24	0.21
Diluted	295	0.11	0.12	0.24	0.21

IV. SELECTED FINANCIAL INFORMATION

3. STATEMENT OF RECOGNISED INCOME AND EXPENSES

(Prepared in accordance with current national accounting criteria)

Thousands Euros

		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
A) RESULT FOR THE PERIOD	305	693,569	578,342
B) OTHER RECOGNISED INCOME / (EXPENSES)	310	1,258	11,992
1. Financial assets available for sale:	315		(11,992)
a) Gains/(Losses) due to valuation	316		(11,992)
b) Amounts recognised in results	317		
c) Other reclassifications	318		
2. Cash flow hedging:	320		
a) Gains/(Losses) due to valuation	321		
b) Amounts recognised in results	322		
c) Amounts recognised at historical value of paid up items	323		
d) Other reclassifications	324		
3. Hedging of net investments in businesses abroad:	325		
a) Gains/(Losses) due to valuation	326		
b) Amounts recognised in results	327		
c) Other reclassifications	328		
4. Translation differences	330		23,984
a) Gains/(Losses) due to valuation	331		23,984
b) Amounts recognised in results	332		
c) Other reclassifications	333		
5. Correction of shadow accounting:	335		
a) Gains/(Losses) due to valuation	336		
b) Amounts recognised in results	337		
c) Other reclassifications	338		
6. Assets held for sale:	340		
a) Gains/(Losses) due to valuation	341		
b) Amounts recognised in results	342		
c) Other reclassifications	343		
7. Actuarial gains/(losses) due to personnel long term incentives	345	1,258	
8. Other recognised income and expenses	355		
9. Corporate Income Tax	360		
TOTAL RECOGNISED INCOME/(EXPENSES) (A+B)	400	694,827	590,334

IV. SELECTED FINANCIAL INFORMATION
4. CHANGES IN INDIVIDUAL EQUITY (1/2)
Prepared in accordance with current national accounting criteria

Thousands Euros

CURRENT PERIOD		Equity					Adjustments for changes in value	Subsidies, donations and inheritances recieved	Total Equity
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 01/01/2009	3010	274,483	5,500,601		565,906				6,340,990
Adjustments for changes in accounting criteria	3011								
Adjustments for errors	3012								
Adjusted opening balance	3015	274,483	5,500,601		565,906				6,340,990
I. Total recognised income / (expenses)	3020				693,569		1,258		694,827
II. Operations with shareholders or owners	3025	17,788	(119,816)						(102,028)
1. Increases (Reductions) in capital	3026	17,788	300,208						317,996
2. Conversion of financial liabilities to equity	3027								
3. Distribution of dividends	3028		(420,024)						(420,024)
4. Operations involving treasury stock or particicpations in equity (net)	3029								
5. Increases / (Decreases) due to changes in business combinations	3030								
6. Other operatiosn with shareholders or owners	3032								
III. Other variations in equity	3035		565,906		(565,906)				0
1. Payments using equity instruments	3036								
2. Transfers between equity classes	3037		565,906		(565,906)				0
3. Other variations	3038								
Balance as at 31/12/2009	3040	292,271	5,946,691		693,569		1,258		6,933,789

IV. SELECTED FINANCIAL INFORMATION
4. CHANGES IN INDIVIDUAL EQUITY (2/2)
Prepared in accordance with current national accounting criteria

Thousands Euros

PRIOR PERIOD		Equity					Adjustments for changes in value	Subsidies, donations and inheritances recieved	Total Equity
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 01/01/2008	3050	227,532	4,285,320		281,329		(11,992)		4,782,189
Adjustments for changes in accounting criteria	3051								
Adjustments for errors	3052								
Adjusted opening balance	3055	227,532	4,285,320		281,329		(11,992)		4,782,189
I. Total recognised income / (expenses)	3060				578,342		11,992		590,334
II. Operations with shareholders or owners	3065	46,951	953,126						1,000,077
1. Increases (Reductions) in capital	3066	46,951	1,327,886						1,374,837
2. Conversion of financial liabilities to equity	3067								
3. Distribution of dividends	3068		(374,760)						(374,760)
4. Operations involving treasury stock or particicpations in equity (net)	3069								
5. Increases / (Decreases) due to changes in business combinations	3070								
6. Other operatiosn with shareholders or owners	3072								
III. Other variations in equity	3075		249,719		(281,329)				31,610
1. Payments using equity instruments	3076								
2. Transfers between equity classes	3077		281,329		(281,329)				0
3. Other variations	3078		31,610						(31,610)
Balance as at 31/12/2008	3080	274,483	5,488,165		578,342		0		6,340,990

IV. SELECTED FINANCIAL INFORMATION
5.A. INDIVIDUAL CASH FLOW STATEMENT (DIRECT METHOD)
(Prepared in accordance with current national accounting criteria)

Thousands Euros

		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	7435	(19,582)	(1,804)
1. Insurance activities:	7405		
(+) Inflows from insurance activities	7406		
(-) Outflows from insurance activities	7407		
2. Other operating activities:	7410	(47,999)	(45,092)
(+) Other operating activities cash inflows	7415	45,607	
(-) Other operating activities cash outflows	7416	(93,606)	(45,092)
3. Inflows /(outflows) due to corporate income tax	7425	28,417	43,288
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	7460	527,239	(1,221,757)
1. Inflows from investment activities:	7450	906,658	1,181,786
(+) Tangible assets	7451		
(+) Investments in property, plant and equipment	7452		
(+) Intangible assets	7453		
(+) Financial instruments	7454	59,277	415,144
(+) Participations	7455		208,174
(+) Other business units	7457		
(+) Receivable interests	7456	7,887	20,161
(+) Receivable dividends	7459	839,494	538,307
(+) Other income related to investment activities	7458		
2. Payments related to investment activities:	7440	(379,419)	(2,403,543)
(-) Tangible assets	7441		
(-) Investments in property, plant and equipment	7442		
(-) Intangible assets	7443		
(-) Financial instruments	7444	(322,905)	(428,000)
(-) Participations	7445	(56,514)	(1,975,337)
(-) Other business units	7447		
(-) Other payments related to investment activities	7448		(206)
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	7490	(543,076)	919,244
1. Inflows from financing activities:	7480	1,248,607	1,706,951
(+) Subordinated liabilities	7481		
(+) Inflows from the issue of equity instruments and capital increases	7482	317,161	150,325
(+) Capital contributions from owners or mutual members	7483		
(+) Sales of treasury stock	7485		
(+) Other income related to financing activities	7486	931,446	1,556,626
2. Payments related to financing activities:	7470	(1,791,683)	(787,707)
(-) Dividends to shareholders	7471	(412,447)	(380,208)
(-) Interest payments	7475	(66,612)	(102,388)
(-) Subordinated liabilities	7472	(49,159)	(5,111)
(-) Capital contributions returned to shareholders	7473		
(-) Capital contributions returned to owners or mutual members	7474		
(-) Acquisition of treasury stock	7477		
(-) Other payments related to financial activities	7478	(1,263,465)	(300,000)
D) TRANSLATION DIFFERENCES IN CASH FLOW	7492		
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	7495	(35,419)	(304,317)
F) OPENING CASH BALANCE AND EQUIVALENTS	7499	36,358	340,676
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	7500	939	36,359

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
(+) Cash and banks	7550	939	36,359
(+) Other financial assets	7552		
(-) Less: Bank overdrafts payable on demand	7553		
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	7600	939	36,359

IV. SELECTED FINANCIAL INFORMATION
5.B. INDIVIDUAL CASH FLOW STATEMENT (INDIRECT METHOD)
Prepared in accordance with current national accounting criteria

Thousands Euros

		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	435		
1. Result before taxes	405		
2. Adjustments to results:	410		
(+/-) Variation in provisions	415		
(+/-) Other adjustments	419		
3. Net increase/(decrease) of operating assets and liabilities	420		
4. Other cash flows from operating activities:	431		
(+/-) Inflows /(outflows) due to corporate income tax	430		
(+/-) Other inflows/(outflows) from operating activities	432		
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	460		
1. Inflows from investment activities:	450		
(+) Tangible assets	451		
(+) Investments in property, plant and equipment	452		
(+) Intangible assets	453		
(+) Financial instruments	454		
(+) Participations	455		
(+) Other business units	457		
(+) Receivable interests	456		
(+) Receivable dividends	459		
(+) Other income related to investment activities	458		
2.Payments related to investment activities:	440		
(-) Tangible assets	441		
(-) Investments in property, plant and equipment	442		
(-) Intangible assets	443		
(-) Financial instruments	444		
(-) Participations	445		
(-) Other business units	447		
(-) Other payments related to investment activities	448		
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	490		
1. Inflows from financing activities:	480		
(+) Subordinated liabilities	481		
(+) Inflows from the issue of equity instruments and capital increases	482		
(+) Capital contributions from owners or mutual members	483		
(+) Sales of treasury stock	485		
(+) Other income related to financial activities	486		
2. Payments related to financial activities:	470		
(-) Dividends	471		
(-) Interests	475		
(-) Subordinated liabilities	472		
(-) Capital contributions returned to shareholders	473		
(-) Capital contributions returned to owners or mutual members	474		
(-) Acquisition of treasury stock	477		
(-) Other payments related to financing activities	478		
D) TRANSLATION DIFFERENCES IN CASH FLOW	492		
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	495		
F) OPENING CASH BALANCE AND EQUIVALENTS	499		
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	500		

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
(+) Cash and banks	550		
(+) Other financial assets	552		
(-) Less: Bank overdrafts payable on demand	553		
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	600		

IV. SELECTED FINANCIAL INFORMATION
6. CONSOLIDATED BALANCE SHEET (1/2)
IFRS

Thousands Euros

ASSETS		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
1. Cash and other equivalent liquid assets	1005	861,067	1,415,075
2. Financial assets held for negotiation	1010	1,216,239	939,107
3. Other financial assets at reasonable value, with changes in profit and loss account	1015	9,414	0
4. Financial assets available for sale	1020	25,118,152	24,595,281
5. Loans and amounts due	1025	3,788,117	3,244,678
6. Investments held to maturity	1030	924,274	741,140
7. Hedging derivatives	1035	0	0
8. Participation of Reinsurance in technical provisions	1041	2,484,112	2,565,804
9. Tangible assets and investments:	1045	2,394,623	2,222,978
a) Tangible assets	1046	1,536,194	1,292,237
b) investments in property, plant and equipment	1047	858,429	930,741
10. Intangible assets	1050	2,121,014	2,064,856
a) Goodwill	1051	1,643,833	1,601,285
b) Acquistion costs of portfolios of policies	1053	321,152	344,998
c) Other intangible assets	1052	156,029	118,573
11. Participation in companies valued using equity method	1055	429,228	325,878
12. Tax assets	1060	736,404	614,461
a) Current tax assets	1061	24,571	28,839
b) Deferred tax assets	1062	711,833	585,622
13. Other assets	1075	3,018,944	2,939,361
14. Assets held for sale	1080	4,149	20,748
TOTAL ASSETS	1100	43,105,737	41,689,367

IV. SELECTED FINANCIAL INFORMATION
6. CONSOLIDATED BALANCE SHEET (2/2)
IFRS

Thousands Euros

LIABILITIES AND EQUITY		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
TOTAL LIABILITIES	1170	36,012,011	35,973,001
1. Financial liabilities held for negotiation	1110	230,479	416,816
2. Other financial liabilities at reasonable value, with changes in profit and loss account	1115	0	175
3. Debits	1120	4,210,655	4,973,666
a) Subordinated liabilities	1121	620,693	723,520
b) Bonds and other negotiable securities	1122	428,011	463,215
c) Debits with credit institutions	1123	1,013,926	1,857,748
d) Other debits	1124	2,148,025	1,929,183
4. Hedging derivatives	1130	0	0
5. Technical provisions	1131	29,767,129	28,857,345
a) for unearned premiums	1132	5,615,807	4,881,788
b) for risks in progress	1133	9,957	404,083
c) for life assurance	1134	17,253,469	16,667,768
d) for outstanding claims	1135	6,382,724	6,408,857
e) for profit sharing and returned premiums	1136	40,162	9,703
f) other technical provisions	1137	465,010	485,146
6. Non technical provisions	1140	404,938	316,513
7. Tax liabilities	1145	1,028,627	795,963
a) Current tax liabilities	1146	158,383	214,419
b) Deferred tax liabilities	1147	870,244	581,544
8. Other liabilities	1150	368,274	605,151
9. Liabilities linked to assets held for sale	1165	1,909	7,372
TOTAL NET EQUITY	1195	7,093,726	5,716,366
SHARE EQUITY	1180	6,135,280	5,291,205
1. Share capital or mutual fund	1171	292,271	274,483
a) Declared capital or mutual fund	1161	292,271	274,483
b) less: capital not called-up	1162	0	0
2. Share premium reserve	1172	1,506,729	1,506,729
3. Reserves	1173	2,855,576	2,198,428
4. Less: treasury stock and participation in equity	1174	0	0
5. Prior years results	1178	754,302	598,256
6. Other contributions from partners and mutual members	1179	0	0
7. Profit and loss of the year attributable to the controlling company	1175	926,841	900,689
8 Less: interim dividend	1176	(200,439)	(187,380)
9. Other equity instruments	1177	0	0
VALUATION ADJUSTMENTS	1188	30,396	(389,033)
1. Financial assets available for sale	1181	421,936	(45,824)
2. Hedging operations	1182	0	0
3. Translation differences	1184	(129,654)	(144,595)
4. Correction of shadow accounting	1185	(235,731)	(161,097)
5. Companies valued using equity method	1186	(15,562)	(23,790)
6. Other adjustments	1187	(10,593)	(13,727)
TOTAL LIABILITIES AND EQUITY ATTRIBUTABLE TO THE CONTROLLING COMPANY	1189	6,165,676	4,902,172
MINORITY INTERESTS	1193	928,050	814,194
1. Adjustments for changes in value	1191	(18,898)	(93,750)
2. Other	1192	946,948	907,944
TOTAL LIABILITIES AND NET EQUITY	1200	43,105,737	41,689,367

IV. SELECTED FINANCIAL INFORMATION

7. CONSOLIDATED PROFIT AND LOSS ACCOUNT

IFRS

Thousands Euros

		CURRENT PERIOD (2ND HALF)	PREVIOUS PERIOD (2ND HALF)	ACCUMULATED CURRENT YEAR 31/12/2009	ACCUMULATED PRIOR YEAR 31/12/2008
(+) 1. Net written premiums	1201	5,183,300	4,949,393	10,242,385	9,192,942
(+) 2. Income from tangible assets and investments	1202	541,841	711,114	1,171,779	1,184,834
(+) 3. Other technical income	1203	(10,527)	15,482	33,059	27,964
(-) 4. Net claims incurred	1204	(3,680,363)	(3,358,024)	(7,206,274)	(6,273,871)
(+/-) 5. Net variation of other technical provisions	1205	(17,320)	(24,579)	(37,761)	(52,700)
(+/-) 6. Profit sharing and returned premiums	1206	(2,780)	(1,232)	(4,823)	(1,811)
(-) 7. Net operating expenses	1207	(1,274,673)	(1,268,946)	(2,481,471)	(2,222,596)
(+/-) 8. Other technical expenses	1209	(37,468)	(72,821)	(100,800)	(111,240)
(-) 9. Expenses from tangible assets and investments	1210	(209,918)	(378,900)	(482,612)	(557,570)
A) TECHNICAL RESULT FROM NON-LIFE OPERATIONS (1+ 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	1220	492,092	571,487	1,133,482	1,185,952
(+) 10. Net written premiums	1221	1,749,561	1,727,669	3,471,831	3,280,222
(+) 11. Income from tangible assets and investments	1222	568,166	807,062	1,227,435	1,436,006
(+) 12. Income from investments on account of the life policyholders bearing the investment risk	1223	35,249	25,438	65,462	49,906
(+) 13. Other technical income	1224	2,813	3,765	6,888	5,482
(-) 14. Net claims incurred	1225	(1,863,926)	(1,626,026)	(3,641,696)	(3,428,586)
(+/-) 15. Net variation of other technical provisions	1226	111,910	(275,841)	186,381	(58,713)
(+/-) 16. Profit sharing and returned premiums	1227	(9,813)	(26,246)	(24,079)	(43,076)
(-) 17. Net operating expenses	1228	(283,236)	(219,963)	(525,314)	(438,674)
(+/-) 18. Other technical expenses	1229	(4,041)	(7,632)	(10,467)	(13,192)
(-) 19. Expenses from tangible assets and investments	1230	(138,391)	(268,131)	(404,387)	(446,662)
(-) 20. Expense from investments on account of the life policyholders bearing the investment risk	1231	(17,807)	(41,516)	(39,359)	(87,649)
B) TECHNICAL RESULT FROM LIFE OPERATIONS (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18 + 19 + 20)	1240	150,485	98,579	312,695	255,064
C) TECHNICAL RESULT (A + B)	1245	642,577	670,066	1,446,177	1,441,016
(+) 21. Income from tangible assets and investments	1246	22,652	128,533	96,061	133,640
(+) 22. Negative consolidation differences	1250				
(-) 23. Expenses from tangible assets and investments	1247	(74,257)	(147,098)	(147,898)	(147,897)
(+) 24. Other income	1248	325,192	151,244	611,375	561,262
(-) 25. Other expenses	1249	(283,009)	(206,554)	(559,546)	(604,761)
E) RESULT BEFORE TAX (C + 21 + 22 + 23 + 24 + 25)	1265	633,155	596,191	1,446,169	1,383,260
(+/-) 26. Corporate Income Tax	1270	(178,893)	(173,575)	(407,764)	(385,138)
F) RESULT BEFORE TAX FROM ONGOING OPERATIONS (E + 26)	1280	454,262	422,616	1,038,405	998,122
(+/-) 27. Result after tax from discontinued operations	1285	(1,450)	(3,188)	(2,330)	(2,189)
G) RESULT FOR THE PERIOD (F + 27)	1288	452,812	419,428	1,036,075	995,933
a) Result attributable to the controlling company	1300	396,258	371,323	926,841	900,689
b) Result attributable to minority interests	1289	56,554	48,105	109,234	95,244

EARNINGS PER SHARE		Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)
Reported	1290	0.14	0.14	0.32	0.33
Diluted	1295	0.14	0.14	0.33	0.33

IV. SELECTED FINANCIAL INFORMATION
8. STATEMENT OF RECOGNISED INCOME AND EXPENSES
IFRS

Thousands Euros

		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
A) CONSOLIDATED PROFIT AND LOSS OF THE YEAR	1305	1,036,075	995,933
B) OTHER INCOME / (EXPENSES) RECOGNISED	1310	397,566	(626,058)
1. Financial assets available for sale:	1315	624,843	(916,921)
a) Gains/(Losses) due to valuation	1316	692,070	(937,726)
b) Amounts recognised in results	1317	(34,847)	20,805
c) Other reclassifications	1318	(32,380)	
2. Cash flow hedging:	1320		(16)
a) Gains/(Losses) due to valuation	1321		(16)
b) Amounts recognised in results	1322		
c) Amounts recognised at historical value of paid up items	1323		
d) Other reclassifications	1324		
3. Hedging of net investments in businesses abroad:	1325	20,972	
a) Gains/(Losses) due to valuation	1326	27,503	
b) Amounts recognised in results	1327		
c) Other reclassifications	1328	(6,531)	
4. Transaltion differences:	1330		(120,402)
a) Gains/(Losses) due to valuation	1331		(119,659)
b) Amounts recognised in results	1332		(743)
c) Other reclassifications	1333		
5. Correction of shadow accounting:	1335	(127,795)	218,890
a) Gains/(Losses) due to valuation	1336	(154,687)	234,900
b) Amounts recognised in results	1337	26,892	(16,010)
c) Other reclassifications	1338		
6. Assets held for sale:	1340		
a) Gains/(Losses) due to valuation	1341		
b) Amounts recognised in results	1342		
c) Other reclassifications	1343		
7. Actuarial gains/(losses) due to personnel long term incentives	1345		
8. Other recognised income and expenses	1350	20,152	773
a) Gains/(Losses) from valuation	1351	(12,531)	800
b) Amounts transferred to the profit and loss account	1352	53	146
c) Other reclassifications	1353	32,630	(173)
9. Other income and expenses	1355	(1,236)	(5,620)
10. Corporate Income Tax	1360	(139,370)	197,238
TOTAL RECOGNISED INCOME/(EXPENSES) (A+B)	1400	1,433,641	369,875
a) Attributable to the controlling company	1398	1,291,561	303,980
b) Attributable to minority interests	1399	142,080	65,895

IV. SELECTED FINANCIAL INFORMATION

9. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (1/2)

IFRS

Thousands Euros

CURRENT PERIOD		Equity of the controlling company							
		Equity							
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period attributable to the controlling company	Other equity instruments	Adjustments for changes in value	Minority interests	Total equity
Balance as at 01/01/2009	**3110**	274,483	4,116,033		900,689		(389,033)	814,194	5,716,366
Adjustments for changes in accounting criteria	**3111**								
Adjustments for errors	**3112**								
Adjusted opening balance	**3115**	274,483	4,116,033		900,689		(389,033)	814,194	5,716,366
I. Total income / (expenses) recognised	**3120**				926,841		364,720	142,080	1,433,641
II. Operations with shareholders or owners	**3125**	17,788	(137,316)					(42,579)	(162,107)
1. Increases (Reductions) in capital	**3126**	17,788	300,208						317,996
2. Conversion of financial liabilities to equity	**3127**								
3. Dividend distributions	**3128**		(420,024)					(51,764)	(471,788)
4. Operations with treasury stock or participations in equity (net)	**3129**								
5. Increases / (Decreases) due to changes in business combinations	**3130**							31,328	31,328
6. Other operations with shareholders or owners	**3132**		(17,500)					(22,143)	(39,643)
III. Other variations in equity	**3135**		937,451		(900,689)		54,709	14,355	105,826
1. Payments based on equity instruments	**3136**								
2. Transfers between equity items	**3137**		840,060		(900,689)		60,629		0
3. Other variations	**3138**		97,391				(5,920)	14,355	105,826
Final Balance as at 31/12/2009	**3140**	292,271	4,916,168		926,841		30,396	928,050	7,093,726

IV. SELECTED FINANCIAL INFORMATION

9. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (2/2)

IFRS

Thousands Euros

PRIOR PERIOD		Equity of the controlling company							
		Equity							
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period attributable to the controlling company	Other equity instruments	Adjustments for changes in value	Minority interests	Total equity
Balance as at 01/01/2008 (comparison period)	**3150**	227,532	3,226,305		731,060		146,518	1,282,996	5,614,411
Adjustments for changes in accounting criteria	**3151**								
Adjustments for errors	**3152**								
Adjusted opening balance	**3155**	227,532	3,226,305		731,060		146,518	1,282,996	5,614,411
I. Total income / (expenses) recognised	**3160**				900,689		(596,709)	65,895	369,875
II. Operations with shareholders or owners	**3165**	46,951	346,048		(187,380)		61,158	(534,697)	(267,920)
1. Increases (Reductions) in capital	**3166**	46,951	1,327,886						1,374,837
2. Conversion of financial liabilities to equity	**3167**								
3. Dividend distributions	**3168**		(187,380)		(187,380)				(374,760)
4. Operations with treasury stock or participations in equity (net)	**3169**						-		
5. Increases / (Decreases) due to changes in business combinations	**3170**							116,975	116,975
6. Other operations with shareholders or owners	**3172**		(794,458)				61,158	(651,672)	(1,384,972)
III. Other variations in equity	**3175**		543,680		(543,680)				0
1. Payments based on equity instruments	**3176**								
2. Transfers between equity items	**3177**		543,680		(543,680)				0
3. Other variations	**3178**								
Final Balance as at 31/12/2008 (comparison period)	**3180**	274,483	4,116,033		900,689		(389,033)	814,194	5,716,366

IV. SELECTED FINANCIAL INFORMATION

10.A. CONSOLIDATED CASH FLOW STATEMENT (DIRECT METHOD)

IFRS

Thousands Euros

		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	8435	(491,225)	(10,304)
1. Insurance activities:	8405	2,437,925	2,783,642
(+) Inflows from insurance activities	8406	16,369,970	14,463,664
(-) Outflows from insurance activities	8407	(13,932,045)	(11,680,022)
2. Other operating activities:	8410	(2,626,051)	(2,549,886)
(+) Other operating activities cash inflows	8415	1,042,184	794,612
(-) Other operating activities cash outflows	8416	(3,668,235)	(3,344,498)
3. Inflows/(outflows) due to corporate income tax	8425	(303,099)	(244,060)
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	8460	1,064,087	(1,549,170)
1. Inflows from investment activities:	8450	9,396,920	8,423,711
(+) Tangible assets	8451	161,103	27,976
(+) Investments in property, plant and equipment	8452	180,837	191,658
(+) Intangible assets	8453	2,449	1,231
(+) Financial instruments	8454	6,649,060	5,791,977
(+) Participations	8455	325,428	368,704
(+) Dependent companies and other business units	8457	80,299	147,632
(+) Receivable interests	8456	905,915	1,075,419
(+) Receivable dividends	8459	144,792	128,685
(+) Other income related to investment activities	8458	947,037	690,429
2. Payments related to investment activities:	8440	(8,332,833)	(9,972,881)
(-) Tangible assets	8441	(112,520)	(275,190)
(-) Investments in property, plant and equipment	8442	(77,015)	(70,677)
(-) Intangible assets	8443	(52,824)	(96,509)
(-) Financial instruments	8444	(6,737,530)	(6,580,166)
(-) Participations	8445	(126,608)	(397,918)
(-) Dependent companies and other business units	8447	(103,006)	(1,983,748)
(-) Other payments related to investment activities	8448	(1,123,330)	(568,673)
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	8490	(1,126,194)	1,358,674
1. Inflows from financing activities:	8480	955,673	2,386,940
(+) Subordinated liabilities	8481		
(+) Inflows from the issue of equity instruments and capital increases	8482	317,990	668,942
(+) Capital contributions from owners or mutual members	8483		
(+) Sale of treasury stock	8485		
(+) Other income related to financing activities	8486	637,683	1,717,998
2. Payments related to financing activities:	8470	(2,081,867)	(1,028,266)
(-) Dividends	8471	(465,810)	(422,175)
(-) Interests	8475	(100,063)	(126,129)
(-) Subordinated liabilities	8472	(49,159)	(5,111)
(-) Capital contributions returned to shareholders	8473		
(-) Capital contributions returned to owners or mutual members	8474		
(-) Acquisition of treasury stock	8477		
(-) Other payments related to financing activities	8478	(1,466,835)	(474,851)
D) TRANSALTION DIFFERENCES IN CASH FLOW	8492	(676)	(23,529)
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	8495	(554,008)	(224,329)
F) OPENING CASH BALANCE AND EQUIVALENTS	8499	1,415,075	1,639,404
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	8500	861,067	1,415,075

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
(+) Cash and banks	8550	793,789	1,378,115
(+) Other financial assets	8552	67,278	9,425
(-) Less: Bank overdrafts payable on demand	8553		27,535
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	8600	861,067	1,415,075

IV. SELECTED FINANCIAL INFORMATION
10.B. CONSOLIDATED CASH FLOW STATEMENT (INDIRECT METHOD)
IFRS

Thousands Euros

		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	435		
1. Result before taxes	405		
2. Result adjustments:	410		
(+/-) Variation in provisions	415		
(+/-) Other adjustments	419		
3. Net increase/(decrease) of operating assets and liabilities	420		
4. Other cash flows from operating activities:	431		
(+/-) Inflows/(outflows) due to corporate income tax	430		
(+/-) Other inflows/(outflows) from operating activities	432		
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	460		
1. Inflows from investment activities:	450		
(+) Tangible assets	451		
(+) Investments in property, plant and equipment	452		
(+) Intangible assets	453		
(+) Financial instruments	454		
(+) Participations	455		
(-) Dependent companies and other business units	457		
(+) Receivable interests	456		
(+) Receivable dividends	459		
(+) Other income related to investment activities	458		
2.Payments related to investment activities:	440		
(-) Tangible assets	441		
(-) Investments in property, plant and equipment	442		
(-) Intangible assets	443		
(-) Financial instruments	444		
(-) Participations	445		
(-) Dependent companies and other business units	447		
(-) Other payments related to investment activities	448		
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	490		
1. Inflows from financing activities:	480		
(+) Subordinated liabilities	481		
(+) Inflows from the issue of equity instruments and capital increases	482		
(+) Capital contributions from owners or mutual members	483		
(+) Sale of treasury stock	485		
(+) Other income related to financing activities	486		
2. Payments related to financing activities:	470		
(-) Dividends	471		
(-) Interests	475		
(-) Subordinated liabilities	472		
(-) Capital contributions returned to shareholders	473		
(-) Capital contributions returned to owners or mutual members	474		
(-) Acquisition of treasury stock	477		
(-) Other payments related to financing activities	478		
D) TRANSLATION DIFFERENCES IN CASH FLOW	492		
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	495		
F) OPENING CASH BALANCE AND EQUIVALENTS	499		
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	500		

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 31/12/2009	PRIOR PERIOD 31/12/2008
(+) Cash and banks	550		
(+) Other financial assets	552		
(-) Less: Bank overdrafts payable on demand	553		
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	600		

IV. SELECTED FINANCIAL INFORMATION
12. DIVIDENDS PAID

		CURRENT PERIOD			PRIOR PERIOD		
		As % of nominal value	Euros per share (X,XX)	Amount (Eur 000's)	As % of nominal value	Euros per share (X,XX)	Amount (Eur 000's)
Ordinary shares	2158	150.00	0.15	420,025	140.00	0.14	374,759
Other shares (non-voting, reedemable, etc)	2159						
Total dividendos paid	2160			420,025			374,759
a) Dividends paid out against results	2155	150.00	0.15	420,025	140.00	0.14	374,759
b) Dividends paid out against reserves or share premium reserve	2156						
c) Dividends in kind	2157						

IV. SELECTED FINANCIAL INFORMATION
13. ISSUE, REPURCHASE OR REIMBURSEMENT OF DEBT INSTRUMENTS

Thousands Euros

ISSUES CARRIED OUT BY THE COMPANY (AND/OR GROUP)		CURRENT PERIOD				
		Balance brought forward	(+) Issued	(-) Repurchase or reimbursement	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued within a Member State of the European Union, which has required the prior filing of a prospectus	2191					
Debt issued within a Member State of the European Union, which has not required the prior filing of a prospectus	2192					
Other debt issued outwith a Member State of the European Union	2193					
TOTAL	2200					

		PRIOR PERIOD				
		Balance brought forward	(+) Issued	(-) Repurchase or reimbursement	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued within a Member State of the European Union, which has required the prior filing of a prospectus	4191					
Debt issued within a Member State of the European Union, which has not required the prior filing of a prospectus	4192					
Other debt issued outwith a Member State of the European Union	4193					
TOTAL	4200					

GUARANTEED ISSUANCES		CURRENT PERIOD				
		Balance brought forward	(+) Issued	(-) Cancelled	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued which has been guaranted by the Group (amount guaranteed)	2195					

		PRIOR PERIOD				
		Balance brought forward	(+) Issued	(-) Cancelled	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued which has been guaranted by the Group (amount guaranteed)	4195					

¡Error! Vínculo no válido.

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (2/2)

Thousands Euros

FINANCIAL ASSETS: NATURE/CATEGORY		PRIOR PERIOD				
		Trading portfolio	Other financial assets held at RV, with changes in P&L account	Available for sale	Loans and amounts due	Held to maturity
Derivatives	5062					
Equity instruments	5063					
Debt instruments	5064					
Hybrid instruments	5065					
Loans	5066					
Deposits established for accepted reinsurance and other deposits	5067					
Credits on direct insurance, reinsurance and coinsurance operations	5068					
Invesments on account of the life policyholders bearing the investment risk	5069					
Other financial assets	5070					
TOTAL (INDIVIDUAL)	5075					
Derivatives	5162					
Equity instruments	5163					
Debt instruments	5164					
Hybrid instruments	5165					
Loans	5166					
Deposits established for accepted reinsurance and other deposits	5167					
Credits on direct insurance, reinsurance and coinsurance operations	5168					
Invesments on account of the life policyholders bearing the investment risk	5169					
Other financial assets	5170					
TOTAL (CONSOLIDATED)	5175					

FINANCIAL LIABILITIES: NATURE/CATEGORY				
Derivatives	5076			
Subordinated liabilities	5077			
Deposits received on ceded reinsurance	5078			
Debts from direct insurance, reinsurance and coinsurance operations	5079			
Bonds and other negotiable instruments	5080			
Debts with credit institutions	5081			
Debts from preliminary insurance contracts operations	5082			
Other financial liabilities	5083			
TOTAL (INDIVIDUAL)	5090			
Derivatives	5176			
Subordinated liabilities	5177			
Deposits received on ceded reinsurance	5179			
Debts from direct insurance, reinsurance and coinsurance operations	5180			
Bonds and other negotiable instruments	5181			
Debts with credit institutions	5182			
Debts from preliminary insurance contracts operations	5183			
Other financial liabilities	5184			
TOTAL (CONSOLIDATED)	5190			

(RV: reasonable value; P&L account: profit and loss account)

IV. SELECTED FINANCIAL INFORMATION
15. INFORMATION BY SEGMENTS

Thousands Euros

Table 1:

GEOGRAPHICAL AREA		Distribution of net premiums attributed to current period, by geographical area			
		INDIVIDUAL		CONSOLIDATED	
		CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD
Domestic market	2210			7,491,477	7,507,029
International:	2215			6,222,739	4,966,135
a) European Union	2216			655,246	604,303
b) O.E.C.D. countries	2217			2,100,495	1,136,052
c) Other countries	2218			3,466,998	3,225,780
TOTAL	2220			13,714,216	12,473,164

Table 2:

SEGMENTS		Ordinary income CONSOLIDATED: Ordinary income from external customers		Ordinary income between segments		Total ordinary income	
		CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD
	2221						
	2222						
	2223						
	2224						
	2225						
	2226						
	2227						
	2228						
	2229						
	2230						
(-) Adjustments and eliminations of ordinary revenues between segments	2231						
TOTAL	2235						

Table 3:

SEGMENTS		Results CONSOLIDATED: CURRENT PERIOD	PRIOR PERIOD
	2250		
	2251		
	2252		
	2253		
	2254		
	2255		
	2256		
	2257		
	2258		
	2259		
Total results of repoted segments	2260		
(+/-) Results not assigned	2261		
(+/-) Elimination of internal results (between segments)	2262		
(+/-) Other results	2263		
(+/-) Corporate income tax and/or discontinued operations result	2264		
RESULT BEFORE TAX	2270		

IV. SELECTED FINANCIAL INFORMATION
16. AVERAGE WORK FORCE

		INDIVIDUAL		CONSOLIDATED	
		CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD
AVERAGE WORK FORCE	2295	304	288	34,326	32,927
Men	2296	146	143	14,680	13,975
Women	2297	158	145	19,646	18,952

IV. SELECTED FINANCIAL INFORMATION
17. REMUNERATION RECEIVED BY BOARD MEMBERS AND MANAGERS

BOARD MEMBERS:

Payment concept:		Amount (Euros 000's) CURRENT PERIOD	PRIOR PERIOD
Fixed salary	2310		
Variable salary	2311		
Allowances	2312		
Statutory obligations	2313		
Operations involving shares and/or financial instruments	2314		
Other	2315		
TOTAL	2320		
Other benefits:			
Advances	2326		
Loans received	2327		
Pension plans: contributions	2328		
Pension plans: obligations entered into	2329		
Life assurance premiums	2330		
Guarantees constituted in favour of Board Members	2331		

MANAGERS:		Amount (Euros 000's) CURRENT PERIOD	PRIOR PERIOD
Total remuneration received by managers	2325		

IV. SELECTED FINANCIAL INFORMATION
18. TRANSACTIONS WITH INTERESTED PARTIES (1/2)

Thousands Euros

ASSOCIATED OPERATIONS EXPENSES AND INCOME		CURRENT PERIOD				
		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
1) Financial expenses	2340					
2) Management or contribution contracts	2341					
3) Transfers of R+D and licencing agreements	2342					
4) Leases	2343					
5) Use of services	2344					
6) Purchase of goods (partially or totally completed)	2345					
7) Variation in value due to debts written off or of doubtful recovery	2346					
8) Loss from sale or write-off of assets	2347					
9) Other expenses	2348					
EXPENSES (1 + 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	2350					
10) Financial income	2351					
11) Management or contribution contracts	2352					
12) Transfers of R+D and licencing agreements	2353					
13) Dividends received	2354					
14) Leases	2355					
15) Service contract	2356					
16) Sale of goods (partially or totally completed)	2357					
17) Profit from sale of assets or writeoff	2358					
18) Other income	2359					
INCOME (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18)	2360					

OTHER TRANSACTIONS		CURRENT PERIOD				
		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
Purchase of tangible, intangible and other assets	2371					
Financial agreements: loans and capital contributions (lender)	2372					
Financial lease contracts (lessor)	2373					
Amortisation or cancellation of loans and lease contracts (lessor)	2377					
Sale of tangible, intangible and other assets	2374					
Financial agreements: loans and capital contributions (borrower)	2375					
Financial lease contracts (lessee)	2376					
Amortisation or cancellation of loans and lease contracts (lessee)	2378					
Guarantees given	2381					
Guarantees received	2382					
Commitments entered into	2383					
Commitments/guarantees cancelled	2384					
Dividends and other distribution of results	2386					
Other operations	2385					


RECEIVED
2010 FEB 16 A

MAPFRE en 2009

3 de febrero de 2010


MAPFRE


MAPFRE

1. MAPFRE HOY




MAPFRE

ALGUNAS CIFRAS BÁSICAS

	2008	2009
INGRESOS CONSOLIDADOS	17.710,9	18.830,4
AHORRO GESTIONADO (1)	23.293,0	24.130,5
BENEFICIO A.I.M.	1.383,2	1.446,2
BENEFICIO ATRIBUIBLE	900,7	926,8
PATRIMONIO NETO (2)	5.716,4	7.093,8
ACTIVOS TOTALES	41.689,4	43.105,8

(1) Incluye provisiones técnicas de Vida, Fondos de Inversión y Fondos de Pensiones
(2) Incluye minoritarios

Millones de euros





AMPLIA IMPLANTACIÓN INTERNACIONAL

	ESPAÑA	OTROS PAÍSES	TOTAL
PAÍSES	1	42	43
EMPLEADOS	17.153	18.072	35.225
OFICINAS MAPFRE	3.278	2.528	5.806
OFICINAS BANCASEGUROS	3.840	1.310	5.150
ACUERDOS DE DISTRIBUCIÓN(1)	880	321	1.201
MEDIADORES	24.897	42.957	67.854

(1) De Entidades no bancarias que venden nuestros seguros (concesionarios, centros comerciales, etc.)




MAPFRE

RED DE DISTRIBUCIÓN EN ESPAÑA 2009

Red MAPFRE 3.278

GALICIA	222
ASTURIAS	80
CANTABRIA	51
PAÍS VASCO	155
NAVARRA	58
LA RIOJA	22
CATALUÑA	399
CASTILLA Y LEÓN	239
ARAGÓN	97
I. BALEARES	53
C. MADRID	271
C. VALENCIANA	404
CASTILLA LA MANCHA	246
EXTREMADURA	113
MURCIA	91
ANDALUCÍA	637
I. CANARIAS	134
CEUTA	4
MELILLA	2


MAPFRE

IMPLANTACIÓN INTERNACIONAL

Canadá
EE.UU.
Mexico
R. Dominicana
Puerto Rico
Guatemala
Honduras
Nicaragua
El Salvador
Venezuela
Costa Rica
Panamá
Colombia
Ecuador
Perú
Brasil
Paraguay
Chile
Uruguay
Argentina

RU
Irlanda
Bélgica
Alemania
Luxemburgo
Francia
Hungría
Portugal
Italia
Grecia
Turquía
Argelia
Túnez
Libia
Jordania
Egipto
Rusia
Bahrain
Dubai
India
China
Filipinas

Seguro Directo
Reaseguro
Asistencia

Europa 13 países
América 20 países
África 6 países
Asia 4 países



ORGANIGRAMA 2010



MAPFRE
ESTRUCTURA ACCIONARIAL
Otros inversores 20,84%
FUNDACIÓN MAPFRE 64,22%
14,94% CAJA MADRID
MAPFRE S.A.
100%
MAPFRE FAMILIAR
100%
MAPFRE VIDA
M. INVERSION
M. VIDA PENSIONES
51%
MAPFRE-CAJA MADRID VIDA
50%
CCM VIDA Y PENSIONES
50%
BANKINTER VIDA
50%
U. DUERO VIDA DUEROPENSIONES
100%
MAPFRE EMPRESAS
89%
MAPFRE AMÉRICA
87,5%
MAPFRE INTERNACIONAL
100%
GLOBAL RISKS
M. CAUCIÓN Y CRÉDITO
DIVISIÓN SEGURO DIRECTO INTERNACIONAL
91,5%
MAPFRE RE
100%
MAPFRE ASISTENCIA
100%
MAPFRE INMUEBLES
57%
MAPFRE QUAVITAE
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
SEGURO EN ESPAÑA
SEGURO INTERNACIONAL
OTROS NEGOCIOS


MAPFRE

2. RESULTADOS 2009




MAPFRE

RESUMEN

EL CRECIMIENTO DEL NEGOCIO EN UN CONTEXTO ECONÓMICO SINGULARMENTE DIFÍCIL....

	2009	% CRECIMIENTO
INGRESOS	18.830,4	+ 6,3
PRIMAS	15.606,8	+ 9,1
AHORRO GESTIONADO(1)	24.130,5	+ 3,6
RATIO COMBINADO NO VIDA	95,7%	+ 1,8 p.p.

HA PERMITIDO OBTENER.....

UN BENEFICIO NETO ATRIBUIBLE DE 926,8 MILLONES DE EUROS (+2,9%)

(1) Incluye provisiones técnicas de Vida, Fondos de Inversión y Fondos de Pensiones




MAPFRE

CLAVES DEL EJERCICIO 2009 (1/2)

- VIDA, HOGAR Y SALUD EN ESPAÑA, Y EL NEGOCIO INTERNACIONAL IMPULSAN EL CRECIMIENTO DEL GRUPO, Y COMPENSAN AMPLIAMENTE LA CAÍDA DE AUTOMÓVILES Y EMPRESAS.

- EL NEGOCIO INTERNACIONAL SUPERA EL 50% DE LAS PRIMAS Y EL 34% DEL RESULTADO.

- EL RATIO COMBINADO SE MANTIENE EN MUY BUENOS NIVELES GRACIAS AL RIGOR DE LA GESTIÓN TÉCNICA.




MAPFRE

CLAVES DEL EJERCICIO 2009 (2/2)

- EL RESULTADO FINANCIERO SE MANTIENE ESTABLE GRACIAS A UNA GESTIÓN PROFESIONAL Y PRUDENTE DE LAS INVERSIONES.

- EL PATRIMONIO NETO CRECE UN 24%, HASTA LOS 7.093,8 MILLONES DE EUROS.

- SE REDUCE FUERTEMENTE EL ENDEUDAMIENTO (-980 MILLONES DE EUROS EN 2009; -1.354,4 MILLONES DESDE 30.06.08).

- SE DESTINAN 434,3 MILLONES DE EUROS A DIVIDENDOS (0,15 EUROS POR ACCIÓN).




MAPFRE

MAPFRE OCUPA POSICIONES SIGNIFICATIVAS EN EL SEGURO MUNDIAL

- PRIMER ASEGURADOR DEL MERCADO ESPAÑOL.
- PRIMER ASEGURADOR NO VIDA DE AMÉRICA LATINA, Y TERCERO EN VIDA Y NO VIDA.
- OCTAVO ASEGURADOR NO VIDA DE EUROPA(1).
- TERCER ASEGURADOR EUROPEO NO VIDA POR NIVEL DE SOLVENCIA(1).
- DECIMOCUARTO REASEGURADOR DEL MUNDO POR PRIMAS BRUTAS.
- CUARTA ASEGURADORA MUNDIAL DE ASISTENCIA.

(1) Ranking FUNDACIÓN MAPFRE datos 2008.




MAPFRE

ADQUISICIONES Y ALIANZAS

- ACUERDO DE INTENCIONES CON BANCO DO BRASIL PARA EL DESARROLLO CONJUNTO DEL NEGOCIO ASEGURADOR DE AMBOS GRUPOS.

- ALIANZA ESTRATÉGICA CON EL GRUPO MUNDIAL (PANAMÁ) PARA LA CREACIÓN DEL PRIMER GRUPO ASEGURADOR DE CENTROAMÉRICA (COSTA RICA, EL SALVADOR, GUATEMALA, HONDURAS, PANAMÁ Y NICARAGUA).

- ACUERDO DE BANCASEGUROS CON FINIBANCO (PORTUGAL).




MAPFRE

OTROS HECHOS RELEVANTES

- CONSOLIDACIÓN DE MAPFRE FAMILIAR COMO ASEGURADOR NO VIDA DE PARTICULARES.
- REORDENACIÓN DE LOS SEGUROS DE EMPRESAS: MAPFRE EMPRESAS - MAPFRE GLOBAL RISKS.
- INTEGRACIÓN DE MAPFRE USA (FLORIDA) EN COMMERCE.
- AMORTIZACIÓN DEL PRÉSTAMO OBTENIDO EN 2008 PARA LA ADQUISICIÓN DE COMMERCE.




MAPFRE

PRINCIPALES RECONOCIMIENTOS

- INCLUIDA POR FORTUNE ENTRE LAS 500 MAYORES EMPRESAS Y ENTRE LAS EMPRESAS MÁS ADMIRADAS DEL MUNDO.

- INCLUIDA POR FORBES ENTRE LAS MAYORES EMPRESAS DEL MUNDO (PUESTO 315).

- ÚNICA ASEGURADORA INCLUIDA POR A.T. KEARNEY – BUSINESS WEEK ENTRE LAS MEJORES EMPRESAS DEL MUNDO (PUESTO 21).

- INCLUIDA EN EL INFORME MERCO ENTRE LAS DIEZ EMPRESAS MAS VALORADAS, Y EN EL PUESTO 16 DE LAS EMPRESAS MAS DESEADAS PARA TRABAJAR.




MAPFRE

EVOLUCIÓN HISTÓRICA 1986-2009

AÑO	INGRESOS	ACTIVOS	BENEFICIO A.I.	EMPLEADOS
1986	434	706	25	2.323
1989	1.214	1.989	49	3.869
1992	2.419	3.769	37	5.528
1995	3.249	6.879	203	11.292
1998	4.546	9.669	178	15.219
2001	8.933	19.276	316	16.756
2004	10.756	31.482	847	19.920
2007	14.866	44.820	1.366	30.615
2008	17.711	47.759	1.383	34.603
2009	**18.830**	**49.573**	**1.446**	**35.225**

Millones de euros




MAPFRE

3. INFORMACIÓN DETALLADA




MAPFRE

INGRESOS (1)

	2008	2009	% Var.
Primas Seguro Directo	12.860	**13.824**	7,5
Primas Reaseguro Aceptado	1.445	**1.782**	23,4
Ingresos de Inversiones (2)	2.799	**2.556**	-8,7
Otros	607	**668**	10,0
TOTAL INGRESOS	17.711	**18.830**	6,3
Aportaciones a Fondos de Pensiones	566	**377**	-33,3
TOTAL OPERACIONES	18.277	**19.208**	5,1


Millones de euros

1) Ingresos consolidados.
2) En 2009 incluye -4,7 millones de euros por diferencias de cambio y 53,8 millones de euros por recompras de deuda subordinada.




MAPFRE

PRIMAS NO VIDA EN ESPAÑA

	2008	2009	% Var.
FAMILIAR	4.215,9	**4.071,9**	-3,4
Autos	2.535,3	**2.348,5**	-7,4
Patrimoniales	850,9	**852,9**	0,2
Personas	829,7	**870,6**	4,9
EMPRESAS	1.613,6	**1.504,8**	-6,7
TOTAL NO VIDA	5.829,5	**5.576,7**	-4,3

Millones de euros




MAPFRE

VIDA Y AHORRO EN ESPAÑA

	2008	2009	% Var.
PRIMAS			
Vida	2.499,7	**2.567,5**	2,7
AHORRO GESTIONADO			
Provisiones técnicas Vida	15.926	**15.956**	0,2
Fondos de pensiones	3.415	**3.781**	10,7
Fondos de inversión y carteras gestionadas	2.655	**2.686**	1,2
TOTAL	21.996	**22.423**	1,9

Millones de euros




MAPFRE

PRIMAS EN EL EXTERIOR

	2008	2009	% Var.
SEGURO DIRECTO INTERNACIONAL	4.727,3	**5.946,3**	25,8
América	3.607,9	**4.305,4**	19,3
Internacional [1]	1.119,4	**1.640,9**	46,6
REASEGURO ACEPTADO	1.778,6	**2.053,7**	15,5
ASISTENCIA [2]	425,8	**483,8**	13,6

Millones de euros

1) Incluye Portugal, Estados Unidos, Filipinas y Turquía.
2) Incluye primas e ingresos por servicios.





PRIMAS

	2009	%
Negocio español	8.144	49
Negocio Internacional	8.357	51
TOTAL PRIMAS AGREGADAS	**16.501**	**100**

España
49%

Exterior
51%

Millones de euros




MAPFRE

MAGNITUDES PATRIMONIALES

	2008	2009	% Var.
PATRIMONIO NETO	5.716,4	**7.093,8**	24,1
ACTIVOS TOTALES	41.689,4	**43.105,8**	3,4
PATRIMONIOS GESTIONADOS (1)	47.759,1	**49.573,1**	3,8

Millones de euros

1) Incluye activos totales, fondos de inversión y fondos de pensiones.





RESULTADO

	2008	2009	% Var.
BAI	1.383,2	**1.446,2**	4,6
BENEFICIO ATRIBUIBLE	900,7	**926,8**	2,9

DISTRIBUCIÓN DEL BAI


Minoritarios
109,2
Otros
2,3
Impuestos
407,8
Dividendos
926,8

Millones de euros




MAPFRE

INVERSIONES A VALOR DE MERCADO

	2009	%	2008	%
Tesorería	861	2,6	1.415	4,3
Inmuebles[1]	3.517	10,6	3.286	10,1
Acciones y fondos de inversión	1.083	3,3	1.468	4,5
Renta fija	25.809	77,5	24.206	74,3
Otras inversiones	2.039	6,1	2.210	6,8
TOTAL	33.309	100,0	32.585	100,0

Millones de euros

(1) Incluye 1.603 y 1.437 millones de euros de plusvalías no realizadas en el ejercicio 2008 y 2007 respectivamente.



Muchas gracias


MAPFRE

Year end 2009 results
Presentation for investors and analysts



3rd February 2010




MAPFRE

Nº 2009 - 25


MAPFRE

- **Key highlights**
- Consolidated financial information
- Business development
- Appendix
- Financial supplement
- Contacts




MAPFRE



Summary

Business and results grow in a remarkably difficult economic environment

Revenues	18,830.4	+6.3%
Premiums	15,606.8	+9.1%
Funds under management	24,130.5	+3.6%
Non-life combined ratio	95.7%	+1.8p.p.

Million Euros

resulting in ...

A net result of €926.8 million (+2.9%) → **EPS of €32.54 cents (-1.8%[1])**

1) Growth compared to EPS in 2008, adjusted for the capital increases undertaken in 2008 and 2009




MAPFRE

2009 Highlights



- The Group's growth was driven by the international business and the Life, Homeowners' and Health businesses in Spain
- The international business contributed over 50% of premiums and 34% of results
- The combined ratio remains very good, despite intense pressure on prices
- The financial result remains stable
- Significant growth in equity (+24.1%, reaching €7,093.8 million) and the solvency margin (285%, +81 p.p.)
- Substantial debt reduction: €1,354.4 million since 30.06.08 and €981.9 million (-32.3%) since year-end 2008. The financing raised to acquire THE COMMERCE GROUP has been almost entirely amortised
- THE COMMERCE GROUP and the Life and Pensions businesses of CAJA DUERO[1] were consolidated for the whole year

1) In the previous year, these companies were consolidated from 31.5.08 and 1.7.08, respectively




MAPFRE

Growth of ordinary results

Attributable result

■ Reported result ▒ Extraordinary items

TACC: +13.0%

	2007	2008	2009
Total	731.1	951.2	933.8
Extraordinary items		50.5	7.0
Reported result	731.1	900.7	926.8

+2.9%

Million Euros

Earnings per share(1)

■ Reported result ▒ Extraordinary items

TACC: +1.7%

	2007	2008 (reported)	2008 (adjusted for capital increases)	2009 (reported)
Total	31.70	35.38	35.00	32.79
Extraordinary items		1.88	1.86	0.25
Reported result	31.70	33.50	33.14	32.54

-1.8%

Euro cents

1) In accordance with IAS 33, the earnings per share up to the date of the last capital increase are multiplied by an adjustment factor which considers the value of the right. Earnings per share after the last capital increase are calculated on the basis of the weighted average number of shares according to the time elapsed since said increase. Calculations are detailed in the Appendix.





Development of the adjusted attributable result

2009 Attributable result	Partial buyback of subordinated debt	Losses arising from equity accounted shareholdings	MAPFRE INMUEBLES provisions	Use of provision for economic environment	Restatement for inflation in Venezuela	Restructuring of healthcare centres, nursing homes and Commercial Insurance businesses	2009 Adjusted attributable result
926.8	(37.7)	49.0	9.8	(56.0)	21.3	20.6	933.8

Million Euros





In 2009 the debt has fallen 32.3% and the solvency margin has increased by 80.5 p.p.


MAPFRE

Financial and subordinated debt


3,417.0
-1,354.4
3,044.5
2,652.0
2,062.6
30.06.08
31.12.08
30.06.09
31.12.09

Solvency margin


+ 45.8 p.p.
239.0%
204.3%
290.6%
284.8%
30.06.08
31.12.08
30.06.09
31.12.09

Million Euros




MAPFRE

Memorandum of Understanding with BANCO DO BRASIL

- MAPFRE and BANCO DO BRASIL have signed a memorandum of understanding to negotiate the establishment of a strategic alliance to develop their Personal, Property and Motor insurance businesses
- This agreement will lead to the creation of one of the leading insurance groups in Brazil and will consolidate the joint position of both partners in the sector: the new insurance Group will be the leading company in the Brazilian market for Personal insurance and will become the second largest company in Property and Casualty lines
- This alliance will allow MAPFRE to consolidate its leading position in Latin America, becoming the region's second largest insurer in the overall ranking (Life and Non-Life)
- BANCO DO BRASIL is the leading financial company in Brazil and has the most extensive branch network in the country:
  - presence in 59% of Brazil's cities with nearly 5,000 branches
  - clear leadership in the retail banking market: 34 million customers (30% market share), USD 139,000 million in deposits (23% market share) and 24 million credit cards in issuance




MAPFRE

Strategic alliance with GRUPO MUNDIAL (Panama and Central America)

Highlights

Description

- Strategic alliance to jointly develop Direct Insurance in Central America
- Both companies will contribute their subsidiaries in the region to a holding company, in which MAPFRE AMÉRICA will hold a stake of 65% and GRUPO MUNDIAL the remaining 35%

Advantages

- The agreement will create the leading insurance company in Central America

Current status

- As at 31 December 2009 MAPFRE already controlled 56.7% of ASEGURADORA MUNDIAL and 57.1% of MUNDIAL DESARROLLO
- Transactions are expected to be completed throughout 2010 (subject to the relevant authorisations)

Expected organisation chart


MAPFRE AMÉRICA
GRUPO MUNDIAL
65%
35%
HOLDING
LA CENTRO AMERICANA
ASEGURADORA MUNDIAL
MUNDIAL DESARROLLO
El Salvador
Panama
Central America(1)

Key financial data

	2008
Written premiums	223.0
Equity	101.1

Million Dollars

1) Costa Rica, Guatemala, Honduras and Nicaragua.



Bancassurance alliance with FINIBANCO


MAPFRE

Highlights

Description

- Acquisition of 50% of FINIBANCO VIDA, which will be managed by MAPFRE SEGUROS GERAIS
- FINIBANCO will distribute exclusively products of FINIBANCO VIDA and MAPFRE SEGUROS GERAIS
- MAPFRE will boost and promote the distribution of certain financial products of the bank through its agents' network in Portugal

Investment

- Initial investment: €10 million
- Additional investment of approx. €5 million subject to the achievement of an agreed business plan

Advantages

- Expected gross premiums of €26 million in 2010

Current status

- Pending the granting of the relevant approvals

Distribution network


4
15
5
4
33
5
28
2
7
1
6
7
35
1
5
2
12
TOTAL
172



Returns to shareholders


MAPFRE

Final dividend for the year

- Dividends paid in the year amount to €420 million in absolute terms, a 12% rise compared to 2008
- The Board of Directors has agreed to propose to the General Meeting a final dividend against the 2009 results of €0.08 gross per share
- The total dividend proposed against the 2009 results amounts to €0.15 per share, in line with the previous year

Evolution of dividends[1]


CAGR +22.7%
0.054
0.064
0.090
0.130
0.150
0.150
2004
2005
2006
2007
2008
2009
Euros

1) Figures adjusted for the 5-for-1 share split undertaken on 28th October 2006



Key highlights of the year


MAPFRE

Jan-Mar	Partial buyback of subordinated debt
Oct	MAPFRE is included among the world's 40 best companies according to research conducted by *Business Week* and A.T. Kearney
Oct	Memorandum of Understanding with BANCO DO BRASIL
Dec	Agreement with GRUPO MUNDIAL to develop Direct Insurance in Central America
Dec	Bancassurance agreement with FINIBANCO
Dec	Total amortisation of the bridge loan arranged to acquire COMMERCE



Key figures



	2009	2008	% 09/08
Results			
Gross written and accepted premiums	**15,606.8**	14,304.8	9.1%
- Non-life	**11,900.3**	10,890.8	9.3%
- Life	**3,706.5**	3,414.0	8.6%
Net result, group share	**926.8**	900.7	2.9%
Earnings per share (Euro cents)	**32.54**	33.14	-1.8%
Adjusted earnings per share (Euro cents)	**32.79**	35.00	-6.3%
Balance sheet			
Total assets	**43,105.8**	41,689.4	3.4%
Managed savings[1]	**24,130.5**	23,293.0	3.6%
Shareholders' equity	**6,165.7**	4,902.2	25.8%
Financial debt	**2,062.6**	3,044.5	-32.3%
Solvency ratio	**284.8%**	204.3%	
Ratios			
Non-life loss ratio[2]	**70.8%**	68.8%	
Non-life expense ratio[2]	**24.9%**	25.1%	
Non-life combined ratio[2]	**95.7%**	93.9%	
Life assurance expense ratio[3]	**1.16%**	0.94%	
ROE	**16.7%**	19.5%	
Employees	**35,225**	**34,603**	**1.8%**

Million Euros

1) Includes: Life technical reserves, mutual and pension funds
2) Ratios calculated over net premiums earned
3) Net operating expenses / average third party funds under management. Figures for MAPFRE VIDA

Note: The number of shares as at 31.12.09 was 2,922,709,779. EPS is calculated using 2,847,864,358 shares, which is the weighted average number of shares after the capital increases undertaken in April and December (IAS 33).




MAPFRE

- Key highlights
- **Consolidated financial information**
- Business development
- Appendix
- Financial supplement
- Contacts



The international and reinsurance businesses contributed over 50% of premiums and 34% of results...


MAPFRE

Premiums[1]


Non-Life
(Spain)
33.8%
Reinsurance
12.4%
Life
(Abroad)
5.8%
Life (Spain)
15.6%
Non-Life (Abroad)
32.4%

1) Aggregate figures

Contribution to consolidated results (%)

Segment	%	
Non Life Spain	54.8	Non Life 72.4
Non Life Abroad	17.6	
Life Spain	13.5	Life 19.5
Life Abroad	6.0	
Reinsurance	11.1	
Other / Consolidation adjustments	-3.0	



… driving the Group's growth, together with the Life, Homeowners' and Health businesses in Spain


MAPFRE

Change in premiums € million		Premiums € Mn.	% Var.
MAPFRE AMÉRICA	697.5	4,305.4	+19.3%
INTERNATIONAL OP. UNIT	521.5	1,640.9	+46.6%
MAPFRE RE	275.1	2,053.7	+15.5%
LIFE ASSURANCE OP. UNIT	67.8	2,567.5	+2.7%
MAPFRE ASISTENCIA[1]	58.0	483.8	+13.6%
COMMERCIAL INS.OP. UNIT	-108.8	1,504.8	-6.7%
MAPFRE FAMILIAR	-144.0	4,071.9	-3.4%

1) Revenues from premiums and services




MAPFRE

Breakdown of premiums by distribution channel in Spain

Agents and other channels[1]

	LIFE	NON-LIFE	TOTAL
Million Euros	1,365.5	5,382.2	6,747.7
Y-o-y change	+6.6%	-4.1%	-2.2%

Bank channel[1]

	LIFE	NON-LIFE	TOTAL
Million Euros	1,202.0	194.5	1,396.5
Y-o-y change	-1.4%	-9.3%	-2.6%

1) Gross written and accepted premiums

Million Euros




MAPFRE

Excellent combined ratios in a difficult economic environment

Change in Non-life underwriting result (€ million)		Non-life combined ratio (%) 2009	2008
MAPFRE RE	28.5	93.5	95.5
MAPFRE ASISTENCIA	7.6	91.2	93.4
INTERNATIONAL OP. UNIT	2.9	98.9	98.6
MAPFRE AMÉRICA	-23.5	103.9	103.7
COMMERCIAL INS.OP. UNIT	-52.1	94.8	88.2
MAPFRE FAMILIAR	-84.1	90.7	88.8



Development of Non-life insurance results



Non-life Account

	2009	2008	% 09/08
Gross written and accepted premiums	11,900.3	10,890.8	9.3%
Underwriting result	444.4	558.7	-20.5%
Net financial and other non-technical income	705.0	640.1	10.1%
Result of Non-life business	1,149.4	1,198.8	-4.1%
Loss ratio(1)	70.8%	68.8%	
Expense ratio(1)	24.9%	25.1%	
Combined ratio(1)	95.7%	93.9%	

Million Euros

1) Ratios as a % of net premiums earned
2) Before taxes and minority interests

Key points

- Premiums growth reflects:
  - the growth in Latin America, in the reinsurance business and in the Homeowners' and Health insurance lines in Spain
  - the impact of the contraction in economic activity on the Motor and Commercial insurance lines in Spain
- The increase in the combined ratio mainly reflects:
  - an increase in the loss experience at MAPFRE FAMILIAR, MAPFRE EMPRESAS and MAPFRE AMÉRICA, partly mitigated by the improvement at MAPFRE RE
  - a decrease of the expense ratio in almost all operating units thanks to the various cost containment policies in progress
- Realisation gains, net of write-downs, of €86.2 million(2) (€4.5 million in 2008)
- The full-year consolidation of THE COMMERCE GROUP





Development of Life Assurance results

Life Account

	2009	2008	% 09/08
Gross written and accepted premiums	3,706.5	3,414.0	8.6%
Underwriting and financial result	297.8	302.6	-1.6%
Unrealised gains from unit-linked investments(1)	26.2	-37.7	---
Result of Life business	324.0	264.9	22.3%

Million Euros

1) This has a neutral impact on results, since it is compensated by a variation of equal amount and opposing sign in technical reserves

Key points

- Premiums development reflects:
  - the good performance in the issuance of Life - Protection premiums
  - an increase in sales of Savings products through the agents' channel
  - the winning of a comparatively lower volume of Life – Savings products in the bancassurance channel
  - the growth of the international business
- The full-year consolidation of UNION DUERO VIDA
- The 2008 result included net non-recurring gains of €23.2 million



Development of results from Other Business Activities


MAPFRE

Other Business Activities[1]

	2009	2008	% 09/08
Operating revenues	532.5	502.6	5.9%
Operating expenses	-488.4	-522.8	-6.6%
Net financial income	-3.3	-14.8	-77.7%
Results from minority interests	-48.5	0.5	---
Other net revenues	-19.5	-46.0	-57.6%
Results from Other Business Activities	-27.2	-80.5	

Million Euros

Key points

- Larger operating revenues thanks to the growth at MAPFRE QUAVITAE and the non-insurance subsidiaries of MAPFRE FAMILIAR
- Appropriation of €14 million of property stock depreciation provisions at MAPFRE INMUEBLES
- Increase in net financial revenues, which reflects:
  - a decline in financial expenses due to lower interest rates and the debt reduction
  - gains of €53.8 million[2] arising from the buyback of subordinated debt
- Negative results from minority interests due to the loss of €49 million at BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE

1) "Other Business Activities" include the Group's non-insurance activities undertaken by the insurance subsidiaries, as well as by other subsidiaries. It also includes the activities of the holding company MAPFRE S.A.
2) Before taxes and minority interests




MAPFRE

Net results

Change in net results € million	Net results € Mn.	% Var.
INTERNATIONAL OP. UNIT 60.8	116.0	+110.1%
MAPFRE RE 8.3	112.5	+8.0%
MAPFRE ASISTENCIA 5.5	16.3	+50.9%
MAPFRE AMÉRICA -0.1	113.4	-0.1%
LIFE ASSURANCE OP. UNIT[1] -23.6	125.2	-15.9%
COMMERCIAL INS.OP. UNIT -37.8	76.7	-33.0%
MAPFRE FAMILIAR -73.1	430.8	-14.5%

1) Figures for 2008 include gains of €26.7 million from the changes in the structure of the alliance with CAJA MADRID



Results


MAPFRE

	2009	2008	% 09/08
Result before tax and minority interests	**1,446.2**	**1,383.2**	**4.6%**
Taxes	-407.8	-385.1	5.9%
Result after tax	**1,038.4**	**998.1**	**4.0%**
Result after tax from discontinued operations	-2.3	-2.2	4.5%
Result for the year	**1,036.1**	**995.9**	**4.0%**
Result attributable to minority shareholders	-109.2	-95.2	14.7%
Result attributable to the controlling Company	926.8	900.7	2.9%

Million Euros

Key highlights

- Growing results before taxes
- Decrease in net non-recurrent gains: -€7.0 million versus -€50.5 million in 2008
- Increase in the result attributable to minority shareholders due to a higher contribution from bancassurance JVs and the international businesses



Strengthened financial position


MAPFRE

Balance Sheet

	2009	2008	% 09/08
Goodwill	1,643.9	1,601.3	2.7%
Fixed assets	480.6	373.7	28.6%
Cash & equivalents	861.1	1,415.1	-39.2%
Investments & real estate	30,844.1	29,732.8	3.7%
Participation of reinsurance in technical reserves	2,484.1	2,565.8	-3.2%
Other assets	6,792.0	6,000.7	13.2%
TOTAL ASSETS	43,105.8	41,689.4	3.4%
Shareholders' Equity	6,165.7	4,902.2	25.8%
Minority interests	928.1	814.2	14.0%
Financial & subordinated debt	2,062.6	3,044.5	-32.3%
Technical reserves	29,767.1	28,857.2	3.2%
- Life assurance reserves(1)	17,253.5	16,677.6	3.5%
- Other technical reserves	12,513.6	12,179.6	2.7%
Reserves for risks and expenses	405.0	316.5	28.0%
Other liabilities	3,777.3	3,754.8	0.6%
TOTAL LIABILITIES	43,105.8	41,689.4	3.4%

Million Euros

1) Includes unit-linked reserves

Key points

- Increase in the investments and real estate figure, mainly due to business growth and the rise in the market value of securities held in the investment portfolio
- Success of the debt reduction programme: €1,354.4 million since 30.6.08 and €981.9 million since 31.12.08. The reduction is mainly due to the total amortisation of the €1 billion bridge loan arranged for the acquisition of COMMERCE
- Lower cash balance mainly due to the aforementioned debt reduction
- Partial buyback of subordinated debt for a nominal amount of €98.6 million


MAPFRE

A prudent and professional investment policy

Breakdown by type of asset

Other investments
6.4%
Mutual funds
1.7%
Equities
1.8%
Cash
2.7%
Property
6.0%
€31,705.2
million
Corporate fixed income
44.2%
Government fixed income
37.2%




MAPFRE

Diversified fixed income portfolio

By issuer

Other 15.9%

Spanish Government 15.4%(1)

Financial institutions 38.1%

Other Governments 30.6%

By type of guarantee

Other guarantees 8.3%

Ordinary 74.4%

ABS 1.4%

Hybrid 4.9%

Covered bonds 11.0%

By currency

Other currencies 6.2%

Euro 79.8%

Real 6.0%

US Dollar 8.0%

By S&P ratings

Unrated 1.1%

AAA 40.1%

BB or lower 2.8%

BBB 3.2%

A 24.1%

AA 28.7%

Book value as at 31.12.2009: €25,808.5 million

1) 12.2% of portfolio as at 31.12.08.





MAPFRE's equity has increased by nearly €1.4 billion during 2009

Statement of changes in equity

	2009	2008
BALANCE AS AT PRIOR YEAR END	5,716.4	5,614.4
Additions and deductions accounted for directly in equity		
Investments available for sale	461.9	-647.7
Translation adjustments	16.4	-116.4
Shadow accounting	-89.5	153.2
TOTAL	388.8	-610.9
Result for the period	1,036.1	995.9
Distribution of previous year's result	-237.1	-203.1
Interim dividend for the year	-252.2	-219.1
Other items	441.8	139.2
BALANCE AS AT PERIOD END	7,093.8	5,716.4

Million Euros

Key points

- Equity shows an increase of €1,377.4 million since 31.12.2008, which reflects:
  - the recovery in the market value of the investment portfolio
  - slight gains from translation differences (compared to significant losses in 2008)
  - the results for the year
  - the success of the scrip dividend plan, which contributed €320.4 million to equity, compared to €150.2 million in 2008(1)

1) Before duties, taxes and expenses




MAPFRE

Financing structure


Capital structure 2009
Bank financing
11.1%
Equity
77.5%
€9,156.4
million
Ordinary
debt
4.6%
Hybrid debt
6.8%


Interest coverage(1)
89.2
89.2
92.3
51.5
15.4
22.1
67.9
53.5
44.6
32.8
12.4
18.0
2004
2005
2006
2007
2008
2009
EBITDA interest coverage excluding operating debt (x)
EBITDA interest coverage including operating debt (x)
Leverage(1)
31.4%
18.8%
20.5%
10.3%
11.0%
12.4%
7.3%
6.2%
6.1%
13.4%
26.5%
17.2%
2004
2005
2006
2007
2008
2009
Leverage financial debt
Leverage operating debt



1) The data used to calculate these ratios can be found in the Appendix




MAPFRE

- Key highlights
- Consolidated financial information
- **Business development**
- Appendix
- Financial supplement
- Contacts



MAPFRE FAMILIAR:
Key highlights 2009





In an adverse market environment, MAPFRE FAMILIAR has managed to:

- successfully complete the integration of the company, achieving synergies that have led to a notable reduction of the expense ratio in its first year
- achieve above-market growth in the Homeowners' and Health lines[1]
- revert the falling trend in Motor insurance during the last quarter of the year
- maintain an excellent combined ratio, considerably below market average

1) Based on preliminary data for 2009 published by ICEA




MAPFRE

MAPFRE FAMILIAR – key figures


Business activity indicators
Gross written and accepted premiums
-3.4%
4,215.9
4,071.9
2008
2009
Underwriting result
-18.3%
459.2
375.1
2008
2009
Net financial income
+8.5%
207.2
224.8
2008
2009
Net result
-14.5%
503.9
430.8
2008
2009

Million Euros


Profitability indicators
Combined Ratio
+1.9p.p.
88.8%
90.7%
-1.0p.p.
18.3%
17.3%
+2.9p.p.
70.5%
73.4%
2008
2009
Loss ratio
Expense ratio
ROE
- 4.8p.p.
37.2%
32.4%
2008
2009




MAPFRE

MAPFRE FAMILIAR - information by business line

Premiums evolution


Motor
-7.4%
2,535.3
2,348.5
2008
2009
Property
+0.2%
850.9
852.9
2008
2009
Health, Accident & Burial
+4.9%
829.7
870.6
2008
2009

Million Euros

Combined ratio


Motor
89.9%
+1.8p.p.
91.7%
15.0%
74.9%
13.5%
78.2%
2008
2009
Property
82.3%
+1.0p.p.
83.3%
25.2%
57.1%
24.8%
58.5%
2008
2009
Health, Accident & Burial
91.5%
+3.7p.p.
95.2%
22.8%
68.7%
20.9%
74.3%
2008
2009
Loss ratio
Expense ratio



MAPFRE FAMILIAR:
Key highlights


MAPFRE

Premiums evolution

- The 3.4% decrease in premiums reflects:
  - a 7.4% decline in Motor insurance, due to the contraction in car sales, the intense competition and customer demand for products with fewer covers. This trend has begun to change in the last quarter, thanks to the positive effect of loyalty initiatives and to the partial recovery in car sales. At the end of the period, MAPFRE insured 5,799,641 vehicles in Spain
  - the good performance of Homeowners' insurance (+4.8%)
  - the 4.9% rise in Health, Accident and Burial, thanks to the strength of Health insurance (+9.1%). Premiums from contracts with MUFACE and ISFAS (civil servants' mutual purchasing associations) that will not be renewed in 2010 amounted to €127.4 million

Variation in combined ratio

- The development of the combined ratio reflects:
  - the increase in the loss ratio especially in the Motor line, as a result of the contraction in net earned premiums, as well as in the Health, Accident and Burial lines, due to the increase in the civil servants business, most of which will be discontinued in 2010
- The increase in the loss experience has been partly offset by a significant improvement in the expense ratio

Other activities

- Includes provisions of €18.8 million mainly derived from the restructuring of healthcare centres

Net financial income

- Includes realisation gains from investments, net of write-downs, of €65.7 million before tax (€3.8 million in 12M 2008)




MAPFRE

MAPFRE FAMILIAR:
An excellent combined ratio, with a widening gap vis-á-vis the market[1]

Motor

	3M06	6M06	9M06	12M06	3M07	6M07	9M07	12M07	3M08	6M08	9M08	12M08	3M09	6M09	9M09
Combined ratio MAPFRE	95.8%	93.4%	92.8%	92.0%	90.2%	90.6%	89.8%	91.3%	91.0%	90.6%	89.1%	89.9%	93.0%	93.2%	91.1%
Combined ratio SECTOR excluding MAPFRE	96.2%	95.7%	94.0%	94.4%	95.6%	95.1%	94.5%	94.9%	92.6%	94.2%	94.6%	93.8%	95.9%	97.5%	98.4%

7.3 p.p.

1) Figures as at 30.9.2009. Source: own calculations using ICEA data





COMMERCIAL INSURANCE OPERATING UNIT:
Reorganisation of the Commercial Insurance Business


MAPFRE



- The organisational and operational restructuring process of MAPFRE EMPRESAS has concluded with the granting of all the relevant administrative authorisations
- As from 1st January 2010, business activities will be divided as follows:
  - MAPFRE GLOBAL RISKS will underwrite the risks of multinational companies with international programmes, as well as risks from global sectors, such as Aviation & Space, Marine and Power Plants over 250 Mw
  - MAPFRE EMPRESAS will underwrite all other corporate risks in the Spanish market
- With this division MAPFRE aims to provide highly specialised services to all its corporate clients in Spain and abroad




MAPFRE

MAPFRE EMPRESAS – key figures

Business activity indicators


Gross written and accepted premiums
-6.7%
1,613.6
156.6
620.8
836.1
1,504.8
125.2
713.2
666.4
C & S
G. Risks
Industrial
2008
2009
Underwriting result
-58.0%
89.8
37.7
2008
2009
Net financial income
+10.2%
69.6
76.7
2008
2009
Net result
-33.0%
114.5
76.7
2008
2009

Profitability indicators


Combined Ratio
+6.6p.p.
88.2%
94.8%
+4.6p.p.
+2.0p.p.
21.6%
26.2%
66.6%
68.6%
2008
2009
Loss ratio
Expense ratio
ROE
-8.0p.p.
23.3%
15.3%
2008
2009

Million Euros



MAPFRE EMPRESAS – information by business line


MAPFRE

Premiums growth


MAPFRE EMPRESAS
836.1
-20.3%
666.4
2008
2009
MAPFRE GLOBAL RISKS
777.5
+7.8%
838.4
2008
2009

Combined ratio

MAPFRE EMPRESAS

	2008	2009
Expense ratio	21.2%	27.1%
Loss ratio	61.7%	66.6%
Combined ratio	82.8%	93.7%

+10.9p.p.

MAPFRE GLOBAL RISKS

	2008	2009
Expense ratio	23.1%	23.3%
Loss ratio	84.1%	74.8%
Combined ratio	107.3%	98.1%

-9.2p.p.

■ Loss ratio ■ Expense ratio

Million Euros



MAPFRE EMPRESAS:
Key highlights


MAPFRE

Growth in premiums	▪ Reflects: – lower demand as a result of the slowdown in economic activity – the contraction in the Credit line, due to the non-renewal of loss-making portfolios – the good performance of the Global Risks business in Latin America and Europe
Loss ratio	▪ Its increase mainly reflects lower net earned premiums in the Industrial segment, partly offset by the favourable performance of the Global Risks business and the positive development of the Credit line in the second half of the year thanks to the initiatives implemented to improve the profitability of the portfolio
Expense ratio	▪ Its increase reflects larger acquisition costs, as a result of the growth in premiums volume originated by brokers, and expenses arising from adapting IT systems to the future structure of the Unit
Net financial income	▪ Reflects realisation gains, net of write-downs, of €17.1 million before taxes versus realised losses of €3 million in 2008





Non-life business in Spain: Key operating figures


MAPFRE

	Revenues	% Var.	Net result	% Var.	Expense ratio[1] 2009	Expense ratio[1] 2008	Combined ratio[1] 2009	Combined ratio[1] 2008
MAPFRE FAMILIAR	**4,738.9**	-3.7%	**430.8**	-14.5%	**17.3%**	18.3%	**90.7%**	88.8%
MAPFRE EMPRESAS[2][3]	**1,680.3**	-5.8%	**76.7**	-33.0%	**26.2%**	21.6%	**94.8%**	88.2%
NON LIFE BUSINESS IN SPAIN[2]	6,419.2	-4.3%	507.5	-17.9%	18.6%	18.8%	91.3%	88.7%

Million Euros



The combined ratio remains at very low levels, thanks to the rigorous technical approach to underwriting. The increase over the previous year is mainly due to an adverse market environment, the contraction in net earned premiums and expenses from the adaptation of IT systems at the COMMERCIAL INSURANCE OPERATING UNIT

1) Ratios as a % of net premiums earned
2) MAPFRE EMPRESAS' 2008 figures included a post-tax capital gain of €2.5 million arising from the sale of MAPFRE CAUCION Y CREDITO's branch in Portugal to MAPFRE SEGUROS GERAIS
3) MAPFRE GLOBAL RISKS' figures are presented as part of the business activities in Spain. As from 2010, these will be presented as part of the companies which operate mainly abroad.





Life Assurance Operating Unit: Key events of 2009


MAPFRE



During 2009, the market environment for Life and Savings products has undergone significant changes compared to the previous year:

- the recovery of a positive slope of the interest rate curve in favour of long-term rates
- larger household saving rates due to the economic uncertainty
- less competition from bank products and the real estate market
- stock market volatility



The Life unit has had the following performance:

- life technical reserves[1]: -0.9%, versus 5.6% for the market
- written and accepted premiums: 2.7%, versus 5.8% for the market
- mutual funds[2]: 10.5%, versus 0% for the market
- pension funds: 10.7%, versus 8.1% for the market

1) Technical reserves calculated under Spanish GAAP (PCEA)
2) Excludes managed portfolios




MAPFRE

Life Assurance Operating Unit – key figures

Business activity indicators


Gross written and accepted premiums
2,499.7
+2.7%
2,567.5
2008
2009
Underwriting and financial result
184.5
32.6
151.9
+0.5%
+22.1%
185.5
2008
2009
Gross result
247.7
32.6
215.1
-4.2%
+10.4%
237.4
2008
2009
Net result
148.8
26.7
122.1
-15.9%
+2.5%
125.2
2008
2009

Million Euros

Reorganisation of the alliance with CAJA MADRID

Profitability indicators


Expense ratio(1)
0.92%
+0.24p.p.
1.16%
2008
2009
ROE
16.9%
-2.3p.p.
14.6%
2008
2009

1) Net operating expenses / average third party funds under management

Life Assurance Operating Unit: Key highlights


MAPFRE


Development
of results

- The evolution of premiums is the result of the following factors:
  - a larger issuance of Life – Savings products through the agents channel
  - the good performance of Life – Protection premiums, which have grown 6.7%
  - the winning of operations with large corporate clients amounting to €105.5 million
  - the consolidation of UNION DUERO VIDA during the whole year

- The development of the Unit's results reflects:
  - the higher relative weight of the Life – Protection segment
  - the non-recurrent gain of €32.6 million, accounted for in 2008, arising from the reorganisation of the structure of the alliance with CAJA MADRID, which resulted in a lower effective tax rate
  - the full year consolidation of UNION DUERO VIDA and DUERO PENSIONES
  - lower revenues from management fees due to a lower average volume of assets managed in mutual and pension funds for the whole year

Development of funds under management

- The development of funds under management reflects:
  - the good performance of new business volumes in Life-Savings products in the agents channel
  - the winning of new business together with lower reimbursements of mutual funds
  - surrenders and maturities in the bancassurance channel
  - the recovery in the market value of financial assets





Life Assurance Operating Unit: Breakdown of premiums[1]



	2009	2008	% 09/08
Regular Premiums	512.2	448.2	14.3%
- Agents and other channels	375.0	349.5	7.3%
- Bank channel - CAJA MADRID	41.2	24.8	66.0%
- Bank channel - Other[2]	96.0	73.9	30.0%
Single Premiums	1,698.2	1,716.9	-1.1%
- Agents and other channels	840.9	778.3	8.0%
- Bank channel - CAJA MADRID	531.9	716.3	-25.8%
- Bank channel - Other[2]	325.4	222.3	46.4%
Life premiums - Savings	2,210.4	2,165.1	2.1%
Life Premiums - Protection	357.1	334.6	6.7%
- Agents and other channels	149.6	153.4	-2.5%
- Bank channel - CAJA MADRID	130.5	121.4	7.5%
- Bank channel - Other[2]	77.0	59.8	28.8%
TOTAL PREMIUMS	2,567.5	2,499.7	2.7%
Agents and other channels	1,365.5	1,281.2	6.6%
Bank channel	1,202.0	1,218.5	-1.4%

Million Euros


By type of premium
Life - Protection
13.9%
Life - Savings
86.1%


By distribution channel
Other bank channels
19.4%
CAJA MADRID bank channel
27.4%
Agents channel and other
53.2%

1) Figures exclude the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES and UNION DUERO VIDA (the latter consolidated from 1.7.2008)





Life Assurance Operating Unit: Breakdown of funds under management[1]


MAPFRE

	2009	2008	% 09/08
Regular premiums insurance	4,279.7	4,368.8	-2.0%
- Agents channel and others	3,566.8	3,681.2	-3.1%
- Bank channel - CAJA MADRID	277.9	298.4	-6.9%
- Bank channel - Other[2]	435.0	389.1	11.8%
Single-premiums insurance	11,176.0	10,874.5	2.8%
- Agents channel and others	5,595.6	5,198.4	7.6%
- Bank channel - CAJA MADRID	4,351.8	4,456.6	-2.4%
- Bank channel - Other[2]	1,228.6	1,219.5	0.7%
Life assurance - Protection	106.6	278.6	-61.7%
- Agents channel and others	52.7	238.7	-77.9%
- Bank channel - CAJA MADRID	43.5	29.7	46.5%
- Bank channel - Other[2]	10.4	10.2	2.0%
Mathematical reserves	15,562.3	15,521.9	0.3%
Other reserves	393.7	403.7	-2.5%
- Agents channel and others	217.9	218.8	-0.4%
- Bank channel - CAJA MADRID	117.8	136.9	-14.0%
- Bank channel - Other[2]	58.0	47.9	21.1%
TOTAL TECHNICAL RESERVES	15,956.0	15,925.7	0.2%
Mutual funds and managed portfolios	2,686.0	2,655.0	1.2%
Pension funds	3,781.4	3,414.7	10.7%
> MAPFRE INVERSIÓN	1,635.0	1,474.0	10.9%
- Individual system	1,424.0	1,300.0	9.5%
- Employers' system	211.0	174.0	21.3%
> Other[2]	2,146.4	1,940.7	10.6%
TOTAL MANAGED SAVINGS	22,423.4	21,995.3	1.9%

Million Euros


By type of business
Pension funds
16.9%
Mutual funds
12.0%
Other provisions
1.8%
Life assurance - Protection
0.5%
Regular premiums
19.1%
Single premiums
49.7%
By distribution channel
Other bank channels
17.3%
CAJA MADRID bank channel
21.4%
Agents channel and other
61.3%

1) Figures exclude the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES (the latter two consolidated from 1.7.2008)



Life Assurance Operating Unit: Change in funds under management[1]



	2009	2008
IFRS technical reserves [2]	**30.4**	**-223.7**
> Variation excluding shadow accounting	-140.1	-193.8
- Agents channel and others	-45.4	146.4
- Bank channel - CAJA MADRID	-137.5	-220.4
- Bank channel - Other[3]	42.8	-119.8
Pension funds	**366.7**	**-299.5**
> Net sales	155.7	49.4
- Agents channel and others	61.4	-21.4
- Bank channel - Other[3]	94.3	70.8
Mutual funds and managed portfolios	**31.0**	**-1,383.0**
> Net sales	50.6	-540.3
TOTAL CHANGE	428.1	-1,906.2

Million Euros

Figures exclude the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)

1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period
2) Includes the effect of shadow accounting, a requirement of IFRS which adjusts technical reserves for variations in the market value of the matched assets
3) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES (the latter two consolidated from 1.7.2008)



MAPFRE AMÉRICA:
Key events of 2009


MAPFRE



Sustained growth in business volume, considerably above the GDP of the region



MAPFRE has been chosen for the fourth consecutive year as the best insurance company in Latin America by the "Reactions" magazine (Euromoney Group)



Memorandum of Understanding with BANCO DO BRASIL



Alliance with GRUPO MUNDIAL to develop Direct Insurance in Central America



According to the latest data available (2008), MAPFRE reinforces its position as the leading Non-Life insurance company in Latin America with a market share of 6.9%[1]

1) Source: FUNDACIÓN MAPFRE (ICS)




MAPFRE

MAPFRE AMÉRICA – key figures


Business activity indicators
Gross written and accepted premiums
3,607.9
+19.3%
4,305.4
2,835.9
772.0
Non-Life
Life
3,395.7
909.7
2008
2009
Underwriting and financial result
182.6
+10.4%
201.6
2008
2009
Gross result
180.1
+18.0%
212.5
2008
2009
Net result
113.5
-0.1%
113.4
2008
2009


Million Euros


Profitability indicators
+0.2p.p.
103.7%
103.9%
-2.9p.p.
36.1%
33.2%
+3.1p.p.
Non-life Combined Ratio
67.6%
70.7%
2008
2009
Loss ratio
Expense ratio
ROE
10.2%
-1.0p.p.
9.2%
2008
2009





MAPFRE AMÉRICA - Key highlights



Growth in premiums	▪ The strong premiums growth reflects: – the excellent business performance in most countries of the region, especially in the Health and Accident lines – the strength of the regional network and the new distribution channels, which compensated for the non-renewal of some corporate accounts
Underwriting and financial result	▪ The development of the underwriting and financial result reflects: – the increase in the loss experience in the Motor, Health and Accident lines – the decline in the loss experience in the Life Assurance business – the success of the cost containment policy started in 2008 – the increase in financial income
Net result	▪ The development of net results mainly reflects: – larger financial revenues – a negative effect of €24 million from the inflation restatement of financial accounts in Venezuela, which is not tax deductible – the concentration of growth in those countries with higher tax rates







MAPFRE AMÉRICA: Premiums and results by country


MAPFRE

COUNTRY	PREMIUMS				RESULTS (1)			
	2009	2008	% 09/08	Local Currency % 09/08	2009	2008	% 09/08	Local Currency % 09/08
BRAZIL (2)	**1,644.5**	1,419.4	15.9%	19.2%	**131.0**	115.8	13.1%	16.4%
VENEZUELA	**855.4**	483.9	76.8%	69.5%	**19.6**	28.2	-30.5%	-33.5%
ARGENTINA	**402.1**	378.9	6.1%	19.1%	**1.8**	18.8	-90.4%	-89.6%
MEXICO	**379.7**	392.3	-3.2%	11.8%	**18.1**	17.4	4.0%	20.4%
PUERTO RICO	**287.1**	318.0	-9.7%	-14.5%	**23.9**	13.4	78.4%	68.8%
COLOMBIA	**251.8**	199.9	26.0%	30.4%	**9.6**	5.5	74.5%	80.4%
PERU	**144.5**	107.5	34.4%	30.7%	**7.0**	5.4	29.6%	25.2%
CHILE	**138.0**	148.4	-7.0%	-8.0%	**2.6**	-4.3	---	---
OTHER COUNTRIES (3)	**202.3**	159.6	26.8%	---	**11.1**	4.7	136.2%	---
Holding and consolidation adjustments	**---**	---	---	---	**-12.2**	-24.8	---	---
MAPFRE AMÉRICA	4,305.4	3,607.9	19.3%		212.5	180.1	18.0%	

1) Before taxes and minority interests
2) Figures for Brazil for 2009 include the following data for MAPFRE NOSSA CAIXA: premiums: €206.5 million (€173.5 million in 2008); result before taxes and minority interests: €69.7 million (€57 million in 2008)
3) Includes Ecuador, El Salvador, Paraguay, the Dominican Republic and Uruguay



MAPFRE AMÉRICA:
Key highlights by countries


MAPFRE

- **Brazil:** its growth reflects the good performance of the Motor, General, Life Assurance and Burial insurance lines.
- **Venezuela:** The significant increase in the business mainly reflects the growth in Motor and Health segments. Moreover, in accordance with IAS 29, figures for 2009 have been restated considering the effect of inflation, thus affecting the comparison with 2008 as well as with previous quarters of 2009.
- **Argentina:** Its growth shows the good performance of Life and Health insurance lines. Results from Argentina in 2009 reflect a negative effect of €8 million arising from a regulatory change in the Workmen compensation line. Additionally, 2008 results for this country included the gains from the sale of the corporate headquarters (€13 million before taxes).
- **Mexico:** Noteworthy performance in the Motor and General insurance lines.
- **Puerto Rico:** It mainly reflects the lower issuance of Health insurance, as a consequence of the withdrawal of loss-making products, which has resulted in a significant improvement of the subsidiary's profitability.
- **Colombia:** Its business development stems from the growth of the Health and Life Assurance lines. The development of results mainly reflects a favourable performance of the loss ratio
- **Chile:** Its premiums development reflects the decline in the Motor line, partly offset by the Health and Life Assurance lines.
- **Peru:** Significant growth in the Health, Motor and General insurance lines.





Breakdown of the main impacts of the inflation restatement in Venezuela


MAPFRE

Impact of the inflation restatement on MAPFRE AMERICA's accounts	2009
Gross written and accepted premiums	84.2
Underwriting and financial result	2.5
Net result	-24.0
Shareholders' equity [1]	60.6
Impact on the ROE	-2.2p.p.

Million Euros

1) Net of translation adjustments



INTERNATIONAL OPERATING UNIT:
Key events of 2009


MAPFRE



THE COMMERCE GROUP:

- the redesign of the company's functional structure was finalised
- the IT integration plan continues according to plan
- further progress in the strategy to unify brand and products



GENEL SIGORTA:

- introduction of the MAPFRE GENEL SIGORTA brand
- IT integration completed
- implementation of the regional expansion plan
- the management team was enlarged with professionals from the Group as well as with external hires
- an additional 10% stake in the company was acquired in November, raising the total shareholding to 90%



Bancassurance agreement with FINIBANCO in Portugal




MAPFRE

International Operating Unit[1] – key figures


Business activity indicators
Gross written and accepted premiums
1,119.4
1,640.9
2008
2009
Underwriting and financial result
-9.6
8.9
2008
2009
Financial result
97.9
154.3
2008
2009
Net result
55.2
116.0
2008
2009


Million Euros


Profitability indicators
Non-life Combined Ratio
98.6%
27.3%
71.3%
98.9%
27.3%
71.6%
2008
2009
Loss ratio
Expense ratio
ROE
4.9%
5.9%
2008
2009

1) Figures include THE COMMERCE GROUP (consolidated from 31.5.2008)





International Operating Unit: Key highlights

New subsidiaries

- The variation in the results of the Unit mainly reflects the significant improvement in the results from THE COMMERCE GROUP, which in addition has been consolidated for the whole year

THE COMMERCE GROUP (USA)	▪ Highlights: – the recovery in sales in the Motor insurance segment and the growth in the Homeowner line in Massachusetts, reinforced by the good sales performance of Motor insurance in other States – a higher loss experience following the exceptionally strong snow storms; excluding this, the combined ratio would have been 95.8% – the increase in financial results due to decreasing interest rates, thanks to significantly lower asset impairments charges
MAPFRE GENEL SIGORTA (Turkey)	▪ Highlights: – premiums growth (in Liras) resulting from rate increases, despite the impact of the economic slowdown and the strong price competition – the significant improvement of technical results reflects, among other aspects: – the implementation of initiatives aimed at controlling the loss ratio – cost containment policies, which have partly offset the investment in the advertising campaign rolled out to promote the MAPFRE GENEL SIGORTA brand – significant positive translation differences in 2008, which did not occur this year





International Operating Unit: Premiums and results by country


MAPFRE

COUNTRY	PREMIUMS				RESULTS (1)			
	2009	2008	% 09/08	Local currency % 09/08	**2009**	2008	% 09/08	Local currency % 09/08
USA (2)	**1,263.8**	721.6	---	---	**129.2**	14.2	---	---
TURKEY	**212.8**	232.1	-8.3%	6.4%	**36.3**	59.2	-38.7%	-28.8%
PORTUGAL	**141.1**	143.9	-1.9%	-1.9%	**6.1**	8.5	-28.2%	-28.2%
PHILIPPINES	**23.2**	21.8	6.4%	7.2%	**3.3**	3.2	3.1%	4.7%
Holding and consolidation adjustments	---	---	---	---	**-14.6**	14.6	---	---
INTERNATIONAL OPERATING UNIT	1,640.9	1,119.4	46.6%	---	160.3	99.7	60.8%	---

Million Euros

Key events

- "Holding and consolidation adjustments" mainly include:
  - the amortisation of the intangible assets arising from the acquisition of THE COMMERCE GROUP and MAPFRE GENEL SIGORTA
  - negative valuation adjustments from equity-accounted shareholdings
- Considerably lower net translation differences: €5.1 million in 2009 vs. €40.5 million in 2008
- A lower effective tax rate in 2009, which was especially high in 2008 as impairment losses in the United States were not tax deductible

1) Before taxes and minority interests. Figures for the INTERNATIONAL OPERATING UNIT for both years include the items corresponding to the branch in Portugal of MAPFRE VIDA
2) THE COMMERCE GROUP took over MAPFRE USA in 2009



MAPFRE RE:
Key events of 2009


MAPFRE



The difficult economic environment of the year has allowed MAPFRE RE to leverage the value of its business model, which is based on:

- economic solvency and strength
- a long-term and close relation with customers



The business development of MAPFRE RE has been characterised by:

- a growing market demand
- a professional and stable underwriting policy, which has resulted in larger technical results




MAPFRE

MAPFRE RE – key figures


Business activity indicators
Gross written and accepted premiums
+15.5%
123.9
1,778.6
1,654.7
Life
Non-life
2,053.7
175.9
1,877.8
2008
2009
Underwriting result
+52.2%
53.1
80.8
2008
2009
Financial result
-18.0%
97.5
80.0
2008
2009
Net result
+8.0%
104.2
112.5
2008
2009

Million Euros


Profitability indicators
Non-life Combined Ratio
-2.0p.p.
95.5%
93.5%
-0.5p.p.
30.4%
29.9%
-1.5p.p.
65.1%
63.6%
2008
2009
Loss ratio
Expense ratio
ROE
14.2%
14.2%
2008
2009



MAPFRE RE:
Key highlights



Growth in premiums	▪ Growth continues reflecting the winning of new business and quota increases in existing contracts, as well as larger cessions from the Group's international subsidiaries
Combined ratio	▪ The improvement in the loss ratio mainly reflects a lower frequency of large claims
Financial result	▪ Reflects the effect of: – losses from translation differences of €4.7 million before taxes in 12M09 (gains of €27.8 million in 12M 2008) – realised gains, net of write-downs, amounting to €3.4 million before taxes (vs. realised losses of €9.3 million in 12M 2008)



MAPFRE RE:
Renewal campaign of January 2010


MAPFRE



The renewal campaign was characterised by an increase in both capacity on offer and competition, which resulted in a moderate fall in prices



The volume of the business accepted in January is expected to grow by 5%, thanks mainly to the winning of new business in the European market. Moreover, contracts with insufficient rates have been cancelled selectively.




MAPFRE




MAPFRE

Distribution network in Spain - 2009

80 ASTURIAS

51 CANTABRIA

155 BASQUE COUNTRY

GALICIA 222

58 NAVARRE

LA RIOJA 22

CATALONIA 399

CASTILLE LEON 239

ARAGON 97

BALEARIC ISLANDS 53

C. MADRID 271

MAPFRE Network 3,278

VALENCIANA 404

CASTILLE LA MANCHA 246

EXTREMADURA 113

MURCIA 91

ANDALUSIA 637

CANARY ISLANDS 134

CEUTA 4

MELILLA 2



Organisation chart


MAPFRE

MAPFRE S.A.

- 100% MAPFRE FAMILIAR
- 100% MAPFRE VIDA
- 100% COMMERCIAL INSUR. OPER. UNIT(1)
- INTERNATIONAL DIRECT INSURANCE DIVISION
  - 88.9% MAPFRE AMÉRICA
  - 87.5% MAPFRE INTER-NACIONAL
- 91.5% MAPFRE RE
- 100% MAPFRE ASISTENCIA
- OTHER BUSINESSES

INSURANCE IN SPAIN | **INSURANCE ABROAD**

1) During 2010 the COMMERCIAL INSURANCE OPERATING UNIT (now MAPFRE GLOBAL RISKS S.A.) will be split into two companies: MAPFRE GLOBAL RISKS, which will be included in the International Direct Insurance Division, and MAPFRE SEGUROS DE EMPRESAS (which will maintain the brand "MAPFRE EMPRESAS").





Key quarterly consolidated figures

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009
Non-life gross written and accepted premiums	3,137.1	2,556.5	2,661.3	2,535.9	3,656.5	2,792.5	2,775.6	2,675.7
Life gross written and accepted premiums	915.3	728.5	669.4	1,100.8	845.4	1,018.7	813.0	1,029.4
Total gross written and accepted premiums	4,052.4	3,285.0	3,330.7	3,636.7	4,501.9	3,811.2	3,588.6	3,705.1
Net result	286.3	243.1	186.2	185.1	287.0	243.6	212.8	183.4
Earnings per share (Euro cents)	10.55	8.96	6.86	6.77	10.35	8.49	7.40	6.30

Million Euros

Note: quarterly earnings per share prior to the fourth quarter of 2009 have been adjusted for the capital increases undertaken during the year



Variations in financial debt


MAPFRE

	30.6.08	31.12.08	30.9.09	31.12.09	Change since: Dec-08	Change since: Jun-08
Bridge loan -12/2009	1,000.0	1,002.0	450.0	0.0	-1,002.0	-1,000.0
Senior debt MAPFRE S.A. - 7/2011	295.8	286.8	281.5	285.3	-1.5	-10.5
Senior debt COMMERCE - 12/2013	189.6	176.4	147.7	142.7	-33.7	-46.9
Syndicated credit facility - 6/2014	500.0	200.0	500.0	500.1	300.1	0.1
Subordinated debt - 7/2017	746.6	713.4	602.0	610.7	-102.7	-136.0
Bilateral loans	---	---	---	116.9	116.9	116.9
Operating debt at subsidiaries	685.0	665.9	405.4	406.9	-259.0	-278.0
TOTAL FINANCIAL & SUBORDINATED DEBT	3,417.0	3,044.5	2,386.6	2,062.6	-981.9	-1,354.4

EQUITY/DEBT	1.63x	1.88x	2.85x	3.44x		

Million Euros



Reconciliation of earnings per share[1]



Earnings per share	1Q 08	2Q 08	3Q 08	4Q 08	1Q 09	2Q 09	3Q 09	4Q 09
As reported								
Quarterly EPS	10.59	8.99	6.88	6.79	10.38	8.52	7.40	6.30
Adjusted (Factor)	0.9969	0.9969	0.9969	0.9969	0.9969	0.9969	0.9969	[illegible]
Quarterly EPS - reported	**10.55**	**8.96**	**6.86**	**6.77**	**10.35**	**8.49**	**7.40**	**6.30**

Euro cents

FACTOR APPLIED TO FIGURES UNTIL 3Q09	
Theoretical value of share ex-rights: [(3,019 x 45) + (2,583 x 1)] / (45+1)	3.010
Adjustment factor: (3,010 / 3,019)	0.9969
Where:	
Share price on last day of subscription period (1st December 2009)	3.019
Issue price	2.583
Number of shares prior to capital increase	45
Number of new shares	1

WEIGHTED NUMBER OF SHARES POST-INCREASE	
(*) No.Shares adjusted average weighted [(a) + (b) + (c)]	2,847,864,358
(a) 1 Jan - 13 Apr inclusive (103/365) x (No. shares before capital increase / adjustment factor)	782,980,953
(b) 14 Apr - 9 Dec inclusive (240/365) x (No. Shares after capital increase)	1,888,720,076
(c) 10 Dec - 31 Dec inclusive (22/365) x (No. Shares after December capital increase)	176,163,329
Where:	
No. shares before capital increase:	2,744,832,287
No. of newly issued shares (14 Apr):	118,578,068
No. of newly issued shares (9 Dec):	59,299,424
No. shares after capital increase:	2,922,709,779

1) In accordance with IAS 33, the earnings per share up to the date of the last capital increase are multiplied by an adjustment factor which considers the value of the right. Earnings per share after the last capital increase are calculated on the basis of the weighted average number of shares according to the time elapsed since said increase.



Consolidated income statement


MAPFRE

	2009	2008	% 09/08
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	11,900.3	10,890.8	9.3%
Premiums earned, net of ceded and retroceded reinsurance	10,242.4	9,192.9	11.4%
Net claims incurred and variation in other technical provisions	-7,244.0	-6,326.6	14.5%
Operating expenses, net of reinsurance	-2,486.3	-2,224.4	11.8%
Other technical income and expenses	-67.7	-83.2	-18.6%
Technical Result	**444.4**	**558.7**	**-20.5%**
Net fin'l. income and other non-technical income and expenses	705.0	640.1	10.1%
Result of Non-life business	**1,149.4**	**1,198.8**	**-4.1%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,706.5	3,414.0	8.6%
Premiums earned, net of ceded and retroceded reinsurance	3,471.8	3,280.2	5.8%
Net claims incurred and variation in other technical provisions	-3,455.3	-3,487.3	-0.9%
Operating expenses, net of reinsurance	-549.4	-481.8	14.0%
Other technical income and expenses	-3.6	-7.7	-53.2%
Technical Result	**-536.5**	**-696.6**	**-23.0%**
Net financial income and other non-technical income and expenses	834.3	999.2	-16.5%
Unrealised gains and losses in Unit-Linked products	26.2	-37.7	—
Result of Life business	**324.0**	**264.9**	**22.3%**
OTHER BUSINESS ACTIVITIES			
Operating income	532.5	502.6	5.9%
Operating expenses	-488.4	-522.8	-6.6%
Other income and expenses	-71.3	-60.3	—
Results from other business activities	**-27.2**	**-80.5**	**-66.2%**
Result before tax and minority interests	**1,446.2**	**1,383.2**	**4.6%**
Taxes	-407.8	-385.1	5.9%
Result after tax	**1,038.4**	**998.1**	**4.0%**
Result after tax from discontinued operations	-2.3	-2.2	4.5%
Result for the year	**1,036.1**	**995.9**	**4.0%**
Result attributable to minority shareholders	-109.2	-95.2	14.7%
Result attributable to the controlling Company	**926.8**	**900.7**	**2.9%**

	2009	2008
Non-life loss ratio(1)	70.8%	68.8%
Non-life expense ratio(1)	24.9%	25.1%
Non-life combined ratio(1)	**95.7%**	**93.9%**


Million Euros


1) Ratios as a % of net premiums earned




MAPFRE

Profit breakdown by units and companies

	Net Result	Minority interests	Contribution to consolidated result 2009 € Million	%	Contribution to consolidated result 2008 € Million	%
INSURANCE ACTIVITIES						
LIFE ASSURANCE OPERATING UNIT[1]	125.2		**125.2**	13.5%	148.8	16.5%
MAPFRE FAMILIAR	430.8		**430.8**	46.5%	503.9	55.9%
MAPFRE EMPRESAS	76.7		**76.7**	8.3%	114.5	12.7%
MAPFRE INMUEBLES	-13.3		**-13.3**	-1.4%	-32.5	-2.9%
MAPFRE QUAVITAE	-3.2	1.4	**-1.8**	-0.2%	-0.1	-0.1%
BANCO DE S.F. CAJA MADRID - MAPFRE			**-49.0**	-5.3%	0.3	0.4%
COMPANIES OPERATING MAINLY IN SPAIN			568.6	61.4%	734.9	79.9%
MAPFRE AMÉRICA	113.4	-12.6	**100.8**	10.9%	100.9	9.3%
MAPFRE RE	112.5	-9.6	**102.9**	11.1%	95.3	9.9%
MAPFRE ASISTENCIA	16.3		**16.3**	1.7%	10.8	1.3%
INTERNATIONAL OPERATING UNIT[2]	116.0	-14.4	**101.6**	11.0%	48.4	1.6%
COMPANIES OPERATING MAINLY ABROAD			321.6	34.7%	255.4	22.0%
Other companies and consolidation adjustments			**36.6**	3.9%	-89.6	-2.0%
MAPFRE S.A.			926.8	100.0%	900.7	100.0%

Million Euros

1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES
2) Includes THE COMMERCE GROUP (USA), MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the business in Portugal



Expense and loss ratios


MAPFRE

COMPANY	EXPENSE RATIO[1] 2009	EXPENSE RATIO[1] 2008	LOSS RATIO[2] 2009	LOSS RATIO[2] 2008	COMBINED RATIO[3] 2009	COMBINED RATIO[3] 2008
MAPFRE S.A. consolidated	24.9%	25.1%	70.8%	68.8%	95.7%	93.9%
Companies operating primarily in Spain						
MAPFRE FAMILIAR	**17.3%**	18.3%	**73.4%**	70.5%	**90.7%**	88.8%
MAPFRE EMPRESAS	**26.2%**	21.6%	**68.6%**	66.6%	**94.8%**	88.2%
TOTAL NON-LIFE SPAIN	**18.6%**	18.8%	**72.7%**	69.9%	**91.3%**	88.7%
LIFE ASSURANCE OP. UNIT[4]	**1.16%**	0.92%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**33.2%**	36.1%	**70.7%**	67.6%	**103.9%**	103.7%
INTERNATIONAL OP. UNIT	**27.3%**	27.3%	**71.6%**	71.3%	**98.9%**	98.6%
INT'L. DIRECT INSURANCE DIVISION	**31.4%**	33.2%	**71.0%**	68.8%	**102.4%**	102.0%
MAPFRE RE	**29.9%**	30.4%	**63.6%**	65.1%	**93.5%**	95.5%
MAPFRE ASISTENCIA	**27.3%**	30.1%	**63.9%**	63.3%	**91.2%**	93.4%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business
2) (Net claims incurred + variation of other technical reserves) / Net premiums earned. Figures for the Non-life business
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business
4) Net operating expenses / average third party funds under management. Ratio corresponding to MAPFRE VIDA



Breakdown of net financial income (before taxes)


MAPFRE

	2009	2008	% 09/08
Net financial income	**1,513.6**	**1,592.0**	**-4.9%**
- of which realised capital gains[1]	140.0	124.1	12.8%
- of which foreign exchange income/(losses)	-4.7	71.4	-106.6%

Million Euros

1) Figures for 2009 include capital gains of €53.8 million from the buyback of subordinated debt. Figures for 2008 include capital gains arising from the reorganisation of the structure of the alliance with CAJA MADRID (€103.2 million before tax)



Effect on equity of the investments available for sale


MAPFRE

Additions and deductions accounted for directly in equity	2009		2008	
	LIFE	NON-LIFE	LIFE	NON-LIFE
Investments available for sale	113.5	348.5	-213.0	-434.7
Shadow accounting	-89.5		153.2	
TOTAL	24.0	348.5	-59.8	-434.7

Million Euros





Breakdown of equity by units and companies

	Total equity					
	2009		2008		Var. %	
	Stake		Stake			
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE FAMILIAR	1,336.5	—	1,322.0	—	1.1%	—
LIFE ASSURANCE OP. UNIT	858.5	—	850.7	—	0.9%	—
COMMERCIAL INSURANCE OP. UNIT	528.8	—	476.8	—	10.9%	—
MAPFRE AMÉRICA	1,223.4	153.4	965.2	121.0	26.8%	26.8%
MAPFRE RE	768.3	71.4	679.7	63.1	13.0%	13.2%
MAPFRE ASISTENCIA	134.5	—	120.5	—	11.6%	—
INTERNATIONAL OP. UNIT	1,799.8	257.1	1,650.5	235.8	9.0%	9.0%
OTHER COMPANIES	122.6	19.8	145.1	21.2	-15.5%	-6.6%

Million Euros



EBITDA coverage




MAPFRE

	Spanish GAAP				IFRS				
	SISTEMA MAPFRE[1]				MAPFRE S.A.[2]				
	2001	2002	2003	2004	2005	2006	2007	2008	2009
Earnings before tax (EBT)	**316.1**	**440.0**	**606.0**	**847.3**	**872.0**	**1,156.1**	**1,365.7**	**1,383.2**	**1,446.2**
Variation in equalisation reserves	26.8	61.1	85.3	–	–	–	–	–	–
Adjusted EBT	**342.9**	**501.1**	**691.3**	**847.3**	**872.0**	**1,156.1**	**1,365.7**	**1,383.2**	**1,446.2**
Interest payments	14.6	19.5	19.9	22.2	24.8	32.4	43.6	140.6	94.6
- on financial debt	14.6	19.5	19.9	18.8	17.2	17.5	25.0	109.3	75.8
- on operating debt	—	—	—	3.4	7.6	14.9	18.6	31.3	18.8
Income from interest rate hedging swaps(3)	—	-6.0	-9.4	-8.1	-6.0	-3.9	6.5	11.7	1.5
Earnings before tax and interest payments (EBIT)	**357.5**	**514.6**	**701.8**	**861.4**	**890.8**	**1,184.6**	**1,415.8**	**1,535.5**	**1,542.2**
Depreciation and amortisation	92.7	95.2	90.1	96.3	115.7	86.0	225.3	360.3	184.2
Earnings before tax, interest payments, depreciation and amortisation (EBITDA)	**450.2**	**609.8**	**791.9**	**957.7**	**1,006.5**	**1,270.6**	**1,641.1**	**1,895.8**	**1,726.4**
EBITDA Interest Coverage, net of hedging swaps (x)									
- Including operating debt	**—**	**—**	**—**	**67.9**	**53.5**	**44.6**	**32.8**	**12.4**	**18.0**
- Excluding operating debt	**30.8**	**45.2**	**75.4**	**89.2**	**89.2**	**92.3**	**51.5**	**15.4**	**22.1**
Memo: total debt	*353.5*	*298.4*	*437.0*	*490.9*	*613.9*	*808.6*	*1,519.1*	*3,044.5*	*2,062.6*
- of which: operating debt	*—*	*—*	*—*	*156.5*	*287.7*	*439.5*	*504.6*	*645.5*	*406.9*
- of which: financial debt	*353.5*	*298.4*	*437.0*	*334.3*	*326.2*	*369.1*	*1,014.5*	*2,399.0*	*1,655.7*
EBITDA / Debt (including operating debt)	**—**	**—**	**—**	**195.1%**	**164.0%**	**157.1%**	**108.0%**	**62.3%**	**83.7%**
EBITDA / Debt (excluding operating debt)	**101.1%**	**172.5%**	**160.6%**	**256.6%**	**270.8%**	**316.9%**	**137.7%**	**62.7%**	**92.0%**

Million Euros

1) Data for SISTEMA MAPFRE (consolidated figures for MAPFRE MUTUALIDAD)
2) In 2005 and 2006, consolidated pro forma figures for MAPFRE under its new corporate structure
3) Interest rate swap entered into on 28.01.2002 to hedge the interest payment on the €275 million bond issue maturing on 12.07.2011. Under its present terms, the controlling Company receives on an annual basis an amount equivalent to 6.02% up to the final maturity of the issue, and undertakes to pay the 6 month Euribor rate plus 1.62%, with the maximum limit of 6.02% per annum



Equity, debt and leverage


MAPFRE

	Spanish GAAP				IFRS				
	SISTEMA MAPFRE[1]				MAPFRE S.A.[2]				
	2001	2002	2003	2004	2005	2006	2007	2008	2009
Shareholders' equity	1,090.5	1,171.3	1,393.5	2,061.8	3,534.6	4,026.4	4,331.4	4,902.2	6,165.7
Minority interests	1,126.0	1,033.4	1,102.5	1,634.5	931.9	1,027.8	1,283.0	814.2	928.1
Total equity	2,216.5	2,204.7	2,496.0	3,696.3	4,466.5	5,054.2	5,614.4	5,716.4	7,093.8
Unrealised gains[3]	637.5	853.8	1,168.8	556.7	510.9	674.6	940.0	941.8	886.9
Total equity at market value	2,854.0	3,058.5	3,664.8	4,253.0	4,977.4	5,728.8	6,554.4	6,658.2	7,980.7
Total debt	**353.5**	**298.4**	**437.0**	490.9	**613.9**	**808.6**	**1,519.1**	**3,044.5**	**2,062.6**
- of which: operating debt	—	—	—	156.5	287.7	439.5	504.6	645.5	406.9
- of which: financial debt	353.5	298.4	437.0	334.3	326.2	369.1	1,014.5	2,399.0	1,655.7
Leverage [4]									
- Including operating debt	11.0%	8.9%	10.7%	10.3%	11.0%	12.4%	18.8%	31.4%	20.5%
- Excluding operating debt	11.0%	8.9%	10.7%	7.3%	6.2%	6.1%	13.4%	26.5%	17.2%
Gearing [5]									
- Including operating debt	12.4%	9.8%	11.9%	11.5%	12.3%	14.1%	23.2%	45.7%	25.8%
- Excluding operating debt	12.4%	9.8%	11.9%	7.9%	6.6%	6.4%	15.5%	36.0%	20.7%

Million Euros

1) Data for SISTEMA MAPFRE (consolidated figures for MAPFRE MUTUALIDAD)
2) In 2005 and 2006, consolidated pro forma figures for MAPFRE under its new corporate structure
3) Unrealised gains on financial and real estate investments to 2003; unrealised gains on real estate investments from 2004. The figure for 2007 was adjusted using the updated information received in the month of February of that year. Figures net of policyholders' share.
4) Total Debt / (Shareholders' equity at market value + Total Debt)
5) Total Debt / Shareholders' equity at market value



MAPFRE RE:
Breakdown of premiums


MAPFRE


By region
2009
Other countries
9.6%
North America
6.9%
Latin America
30.8%
Spain
25.9%
Europe
26.8%
2008
Other countries
8.5%
North America
5.5%
Latin America
27.0%
Spain
31.0%
Europe
28.0%


By type of ceding company
2009
Other
63.4%
MAPFRE
36.6%
2008
Other
61.4%
MAPFRE
38.6%



MAPFRE RE:
Breakdown of premiums


MAPFRE


By type of business
2009
Facultative
7.1%
Proportional
70.5%
Non proportional
22.4%
2008
Facultative
6.8%
Proportional
71.0%
Non proportional
22.2%


By line of business
2009
Other
8.4%
Property
60.5%
Marine & transport
7.4%
Motor
7.1%
Life & accident
16.6%
2008
Other
9.3%
Property
61.4%
Marine & transport
7.3%
Motor
8.0%
Life & accident
14.0%





Strategic alliance with GRUPO MUNDIAL: impact on the balance sheet


MAPFRE

	ASEGURADORA MUNDIAL	MUNDIAL DESARROLLO	TOTAL
Goodwill	21.5	3.0	24.5
Fixed assets	3.7	0.7	4.4
Investments	104.1	27.7	131.8
Total Assets	184.7	78.9	263.6
Debt and payables	44.4	20.7	65.1
Technical reserves	99.9	18.3	118.2

Million Euros




MAPFRE



Operating Companies and Units
Key figures


MAPFRE

MAPFRE FAMILIAR

	2009	2008	% 09/08
Gross written and accepted premiums	**4,071.9**	4,215.9	-3.4%
Net premiums earned	**4,077.5**	4,111.1	-0.8%
Underwriting result	**375.1**	459.2	-18.3%
Net financial income	**224.8**	207.2	8.5%
Other business activities	**-16.2**	-3.2	—
Other non-technical results	**5.2**	12.8	-59.4%
Gross result[1]	**588.9**	676.0	-12.9%
Net result	**430.8**	503.9	-14.5%
Investments	**3,571.8**	3,840.0	-7.0%
Technical reserves	**3,736.5**	3,899.0	-4.2%
Equity	**1,336.5**	1,322.0	1.1%
Non-life loss ratio[2]	**73.4%**	70.5%	
Non-life expense ratio[2]	**17.3%**	18.3%	
Non-life combined ratio[2]	**90.7%**	88.8%	
ROE	**32.4%**	37.2%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE FAMILIAR – by lines

MAPFRE FAMILIAR - Motor

	2009	2008	% 09/08
Gross written and accepted premiums	**2,348.5**	2,535.3	-7.4%
Net premiums earned	**2,408.7**	2,559.4	-5.9%
Underwriting result	**199.2**	259.3	-23.2%
Non-life loss ratio[1]	**78.2%**	74.9%	
Non-life expense ratio[1]	**13.5%**	15.0%	
Non-life combined ratio[1]	**91.7%**	89.9%	

MAPFRE FAMILIAR - Property

	2009	2008	% 09/08
Gross written and accepted premiums	**852.9**	850.9	0.2%
Net premiums earned	**804.2**	739.2	8.8%
Underwriting result	**134.6**	130.8	2.9%
Non-life loss ratio[1]	**58.5%**	57.1%	
Non-life expense ratio[1]	**24.8%**	25.2%	
Non-life combined ratio[1]	**83.3%**	82.3%	

MAPFRE FAMILIAR - Health, Accident and Burial

	2009	2008	% 09/08
Gross written and accepted premiums	**870.6**	829.7	4.9%
Net premiums earned	**864.7**	812.5	6.4%
Underwriting result	**41.3**	69.1	-40.2%
Non-life loss ratio[1]	**74.3%**	68.7%	
Non-life expense ratio[1]	**20.9%**	22.8%	
Non-life combined ratio[1]	**95.2%**	91.5%	

1) Ratios as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures



COMMERCIAL INSUR. OPER. UNIT

	2009	2008	% 09/08
Gross written and accepted premiums	**1,504.8**	1,613.6	-6.7%
- Industrial business	**666.4**	836.1	-20.3%
- Global Risks	**713.2**	620.8	14.9%
- Credit and Surety business	**125.2**	156.6	-20.1%
Net premiums earned	**724.6**	760.7	-4.7%
Underwriting result	**37.7**	89.8	-58.0%
Net financial income	**76.7**	69.6	10.2%
Other business activities	**-6.0**	-4.0	50.0%
Other non-technical results	**3.1**	4.7	-34.0%
Gross result [2]	**111.6**	160.1	-30.3%
Net result	**76.7**	114.5	-33.0%
Investments	**1,614.8**	1,579.1	2.3%
Technical reserves	**3,013.9**	2,969.5	1.5%
Shareholders' equity	**528.8**	476.8	10.9%
Non-life loss ratio[3]	**68.6%**	66.6%	
Non-life expense ratio[3]	**26.2%**	21.6%	
Non-life combined ratio[3]	**94.8%**	88.2%	
ROE	**15.3%**	23.3%	

1) Before taxes and minority interests
2) Ratios calculated as a % of net premiums earned.

MAPFRE EMPRESAS – by lines

MAPFRE SEGUROS DE EMPRESAS

	2009	2008	% 09/08
Gross written and accepted premiums	**666.4**	836.1	-20.3%
Net premiums earned	**538.8**	593.9	-9.3%
Underwriting result	**34.2**	101.9	-66.4%
Non-life loss ratio[1]	**66.6%**	61.7%	
Non-life expense ratio[1]	**27.1%**	21.2%	
Non-life combined ratio[1]	**93.7%**	82.8%	

GLOBAL RISKS

	2009	2008	% 09/08
Gross written and accepted premiums	**838.4**	777.5	7.8%
Net premiums earned	**185.8**	166.9	11.3%
Underwriting result	**3.5**	-12.1	–
Non-life loss ratio[1]	**74.8%**	84.1%	
Non-life expense ratio[1]	**23.3%**	23.1%	
Non-life combined ratio[1]	**98.1%**	107.3%	

1) Ratios calculated as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures


MAPFRE

LIFE ASSURANCE OP. UNIT

	2009	2008	% 09/08
Technical Reserves excluding shadow accounting	**15,358.4**	15,498.6	-0.9%
Shadow accounting adjustments	**597.6**	427.1	39.9%
Technical Reserves IFRS	**15,956.0**	15,925.7	0.2%
Mutual Funds and managed portfolios	**2,686.0**	2,655.0	1.2%
Pension Funds	**3,781.4**	3,414.7	10.7%
Funds under management			
IFRS	**22,423.4**	21,995.3	1.9%
Excluding the effect of "shadow accounting"	**21,825.8**	21,568.2	1.2%
Gross written and accepted premiums	**2,567.5**	2,499.7	2.7%
Net premiums earned	**2,486.7**	2,426.1	2.5%
Underwriting and financial result	**185.5**	184.5	0.5%
Other business activities	**51.9**	63.2	-17.9%
Other non technical results	**0.0**	0.0	---
Gross result (1)	**237.4**	247.7	-4.2%
Net result	**125.2**	148.8	-15.9%
Investments	**16,906.3**	17,050.6	-0.8%
Shareholders' equity	**858.5**	850.7	0.9%
Expense Ratio(2)	**1.16%**	0.92%	
ROE	**14.6%**	16.9%	

1) Before taxes and minority interests
2) Net operating expenses / average third-party funds under management

Million Euros





MAPFRE AMÉRICA

	2009	2008	% 09/08
Gross written and accepted premiums	**4,305.4**	3,607.9	19.3%
Net premiums earned	**3,326.5**	2,729.0	21.9%
Underwriting and financial result	**201.6**	182.6	10.4%
Other business activities	**0.0**	0.0	—
Other non-technical results	**10.9**	-2.5	—
Gross result (1)	**212.5**	180.1	18.0%
Net result	**113.4**	113.5	-0.1%
Investments	**3,309.4**	2,439.2	35.7%
Technical reserves	**3,711.3**	2,830.5	31.1%
Shareholders' equity	**1,376.8**	1,086.2	26.8%
Non-life loss ratio(2)	**70.7%**	67.6%	
Non-life expense ratio(2)	**33.2%**	36.1%	
Non-life combined ratio(2)	**103.9%**	103.7%	
ROE	**9.2%**	10.2%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE AMÉRICA – by lines

MAPFRE AMERICA - Non Life

	2009	2008	% 09/08
Gross written and accepted premiums	**3,395.7**	2,835.9	19.7%
Net premiums earned	**2,533.8**	2,026.1	25.1%
Underwriting result	**-99.0**	-75.5	31.1%
Non-life loss ratio(1)	**70.7%**	67.6%	
Non-life expense ratio(1)	**33.2%**	36.1%	
Non-life combined ratio(1)	**103.9%**	103.7%	

MAPFRE AMERICA - Life

	2009	2008	% 09/08
Gross written and accepted premiums	**909.7**	772.0	17.8%
Net premiums earned	**792.7**	702.9	12.8%
Underwriting and financial result	**120.0**	69.6	72.4%

1) Ratios as a % of net premiums earned

Million Euros





Operating Companies and Units
Key figures



INTERNATIONAL OP. UNIT[1]

	2009	2008	% 09/08
Gross written and accepted premiums	**1,640.9**	1,119.4	46.6%
Net premiums earned	**1,483.3**	1,013.9	46.3%
Underwriting result	**8.9**	-9.6	n.a.
Net financial income	**154.3**	97.9	57.6%
Other business activities	**-4.7**	6.8	-169.1%
Other non-technical results	**1.9**	4.6	-59.5%
Gross result[2]	**160.3**	99.7	60.8%
Net result	**116.0**	55.2	110.1%
Investments	**2,341.5**	2,162.1	8.3%
Technical reserves	**1,725.2**	1,763.3	-2.2%
Shareholders' equity	**2,056.9**	1,886.3	9.0%
Non-life loss ratio[3]	**71.6%**	71.3%	
Non-life expense ratio[3]	**27.3%**	27.3%	
Non-life combined ratio[3]	**98.9%**	98.6%	
ROE	**5.9%**	4.9%	

1) Figures shown for the INTERNATIONAL OP. UNIT include in both years the items corresponding to the branch in Portugal of MAPFRE VIDA
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

THE COMMERCE GROUP[1]

	2009	2008	% 09/08
Gross written and accepted premiums	**1,263.8**	1,244.9	1.5%
Net premiums earned	**1,193.2**	1,178.6	1.2%
Underwriting result	**22.5**	40.9	-45.0%
Net financial income	**102.6**	5.5	—
Other business activities	**0.0**	0.0	—
Other non-technical results	**4.1**	-1.3	—
Gross result[2]	**129.2**	45.1	186.7%
Net result	**94.3**	10.6	789.1%
Investments	**1,677.6**	1,522.1	10.2%
Technical reserves	**1,201.4**	1,310.0	-8.3%
Shareholders' Equity	**926.7**	783.8	18.2%
Non-life loss ratio[3]	**71.2%**	68.3%	
Non-life expense ratio[3]	**26.9%**	28.2%	
Non-life combined ratio[3]	**98.1%**	96.5%	
ROE	**11.0%**	1.3%	

1) Company consolidated from 31.5.2008 onwards
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

Million Euros





MAPFRE GENEL SIGORTA

	2009	2008	% 09/08
Gross written and accepted premiums	**212.8**	232.0	-8.3%
- Life	**5.5**	8.2	-32.9%
Net premiums earned	**158.7**	163.3	-2.8%
Underwriting result	**-0.5**	-19.3	-97.4%
Net financial income	**37.2**	78.3	-52.5%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-0.4**	0.1	—
Gross result[1]	**36.3**	59.1	-38.6%
Net result	**29.5**	46.6	-36.7%
Investments	**235.0**	357.4	-34.2%
Technical reserves	**204.0**	255.2	-20.1%
Shareholders' Equity	**234.4**	229.6	2.1%
Non-life loss ratio[2]	**75.9%**	84.9%	
Non-life expense ratio[2]	**23.2%**	16.3%	
Non-life combined ratio[2]	**99.1%**	101.2%	
ROE	**12.7%**	19.9%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE RE

	2009	2008	% 09/08
Gross written and accepted premiums	**2,053.7**	1,778.6	15.5%
- of which Life premiums	**175.9**	123.9	42.0%
Net premiums earned	**1,311.2**	1,137.8	15.2%
Underwriting result	**80.8**	53.1	52.2%
Net financial income	**80.0**	97.5	-18.0%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-1.9**	-2.6	-26.9%
Gross result [1]	**158.9**	148.0	7.4%
Net result	**112.5**	104.2	8.0%
Investments	**2,386.4**	2,105.6	13.3%
Technical reserves	**2,237.8**	2,043.9	9.5%
Shareholders' equity	**839.7**	742.8	13.0%
Non-life loss ratio[2]	**63.6%**	65.1%	
Non-life expense ratio[2]	**29.9%**	30.4%	
Non-life combined ratio[2]	**93.5%**	95.5%	
ROE	**14.2%**	14.2%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures



BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE (Affiliate company)

	2009	2008	% 09/08
Net interest income	**149.3**	126.2	18.3%
Operating revenues	**150.9**	125.3	20.4%
Operating profits	**91.6**	64.0	43.1%
Provisions	**-220.5**	-59.4	—
Gross result[1]	**-135.5**	5.2	—
Net result	**-100.0**	0.6	—
Lending portfolio (net)	**6,171.9**	6,745.8	-8.5%
Shareholders' equity	**466.0**	453.1	2.8%
Cost/income ratio[2]	**36.5%**	44.5%	
NPL ratio	**6.1%**	5.2%	
Coverage ratio	**48.6%**	43.2%	
BIS ratio	**10.0%**	10.2%	

1) Before taxes and minority interests
2) Operating expenses/Operating revenues

MAPFRE INMUEBLES

	2009	2008	% 09/08
Operating revenues	**45.4**	59.2	-23.3%
EBIT	**-0.5**	-20.4	97.5%
Net financial income	**-18.4**	-25.6	28.1%
Gross result[1]	**-18.9**	-46.1	59.0%
Net result	**-13.3**	-32.5	59.1%
Stock	**654.4**	686.5	-4.7%
Debt	**572.6**	544.3	5.2%
Shareholders' equity	**96.7**	111.6	-13.4%
Real estate units under construction	**145**	334	-56.6%
Real estate units finished, pending sale	**122**	36	—
Land (buildable floor space, thousand m^2)	**541.0**	547.0	-1.1%
Floor space - under construction (thousand m^2)	**24.0**	45.0	-46.7%

1) Before taxes and minority interests

Million Euros



Operating Companies and Units
Key figures



MAPFRE ASISTENCIA

	2009	2008	% 09/08
Operating income	**483.8**	425.8	13.6%
- Gross written and accepted premiums	**357.1**	301.5	18.4%
- Other income	**126.7**	124.3	1.9%
Net premiums earned	**304.4**	290.5	4.8%
Underwriting result	**26.9**	19.3	39.4%
Net financial income	**0.7**	1.8	-61.1%
Other business activities	**-2.0**	-0.4	—
Other non-technical results	**0.0**	-0.1	-100.0%
Gross result (1)	**25.6**	20.7	23.7%
Net result	**16.3**	10.8	50.9%
Investments	**33.9**	56.4	-39.9%
Technical reserves	**198.5**	174.9	13.5%
Shareholders' equity	**134.5**	120.5	11.6%
Non-life loss ratio(2)	**63.9%**	63.3%	
Non-life expense ratio(2)	**27.3%**	30.1%	
Non-life combined ratio(2)	**91.2%**	93.4%	
ROE	**12.8%**	9.3%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE QUAVITAE (1)

	2009	2008	% 09/08
Operating revenues	**134.7**	118.7	13.5%
EBIT	**-1.1**	3.1	-135.5%
Total financial income	**-1.0**	-2.5	60.0%
Gross result(2)	**-2.5**	0.6	—
Net result	**-3.2**	-0.2	—
Financial debt	**33.0**	36.5	-9.6%
Shareholders' equity	**45.6**	48.9	-6.7%
Residential centres	**21**	20	5.0%
Residential places	**3,388**	3,273	3.5%
Day-centres	**35**	31	12.9%
Day-centres places	**1,471**	1,369	7.5%
Teleassistance users	**21,930**	21,670	1.2%
Home assistance users	**16,477**	14,043	17.3%

1) MAPFRE QUAVITAE is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE S.A. controls the majority of its share capital
2) Before taxes and minority interests

Million Euros





- Key highlights
- Consolidated financial information
- Business development
- Appendix
- Financial supplement
- **Contacts**




MAPFRE

Investor Relations Department

Luigi Lubelli	Finance Director	+34-91-581-6071
Jesús Amadori Carrillo	Head of Investor Relations	+34-91-581-2086
Alberto Fernández-Sanguino	Investor Relations	+34-91-581-2255
Natalia Núñez Arana	Investor Relations	+34-91-581-8664
Antonio Triguero Sánchez	Investor Relations	+34-91-581-5211
Marisa Godino Álvarez	Assistant	+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28222 Majadahonda
relacionesconinversores@mapfre.com



Disclaimer


MAPFRE

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.

